Filed pursuant to Rule 424(b)(2)

Registration No. 333-130880

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities To Be Registered	Amount To Be Registered	Proposed Maximum Offering Price Per Unit(1)	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee(1)(2)
Common Stock, par value $0.10 per share	11,500,000	$32.00	$368,000,000	$39,376

(1)	Calculated in accordance with Rule 457(r) under the Securities Act of 1933, as amended (the “Securities Act”) .
(2)	A registration fee of $41,148 was paid on January 5, 2007 to register such shares pursuant to Rule 456(b) under the Securities Act. The registrant is applying $39,376 of such previously paid registration fee to cover in full the registration fee due in connection with the filing of this prospectus supplement. This “Calculation of Registration Fee” table shall be deemed to update the “Calculation of Registration Fee” table in the Company’s Registration Statement on Form S-3 (File No. 333-130880) in accordance with Rules 456(b) and 457(r) under the Securities Act.

Prospectus Supplement

(To Prospectus dated January 6, 2006)

10,000,000 Shares

Common Stock

We are offering 10,000,000 shares of our common stock.

Our common stock is listed on the New York Stock Exchange under the symbol “PNK”. The last reported sale price of our common stock on January 11, 2007 was $32.39 per share.

Investing in our common stock involves risks. See “Risk Factors” beginning on page S-17 for a discussion of factors you should consider before buying shares of our common stock.

	Per Share	Total
Public offering price	$32.00	$320,000,000
Underwriting discounts and commissions	$1.25	$12,500,000
Proceeds, before expenses, to us	$30.75	$307,500,000

We have granted the underwriters a 30-day option to purchase up to 1,500,000 additional shares to cover any over-allotments.

Delivery of shares will be made on or about January 18, 2007.

None of the Securities and Exchange Commission, the Louisiana Gaming Control Board, the Indiana Gaming Commission, the Missouri Gaming Commission, the Nevada Gaming Commission, the Nevada State Gaming Control Board, the City of Reno, Nevada gaming authorities, the New Jersey Casino Control Commission, the Gaming Board for the Commonwealth of The Bahamas, or any state securities commission or any other gaming authority or other regulatory agency, has approved or disapproved of these securities or determined if this prospectus supplement and the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Joint Book-Running Managers

Bear, Stearns & Co. Inc.	Lehman Brothers

Lead Manager

Deutsche Bank Securities

Co-Managers

JPMorgan

Merrill Lynch & Co.

Banc of America Securities LLC

Wachovia Securities

The date of this prospectus supplement is January 11, 2007

S-i

ABOUT THIS PROSPECTUS SUPPLEMENT

We provide information to you about our common stock in two separate documents that offer varying levels of detail:

•	The accompanying prospectus, which provides general information, some of which may not apply to the offering of our common stock; and

•	This prospectus supplement, which provides a summary of the terms of the offering of our common stock.

Generally, when we refer to this “prospectus,” we are referring to both documents combined. If information in this prospectus supplement is inconsistent with the accompanying prospectus, you should rely on this prospectus supplement.

You should rely only on the information contained or incorporated by reference in this prospectus supplement, the accompanying prospectus and any other offering material. We have not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not making an offer to sell these securities in any jurisdiction where the offer and sale is not permitted. You should not assume that the information appearing in this prospectus supplement, the accompanying prospectus, any other offering material or the documents incorporated by reference herein or therein is accurate as of any date other than their respective dates, regardless of the time of delivery of this prospectus supplement, the accompanying prospectus, any other offering material or any sale of a security. Our business, financial condition, results of operation and prospects may have changed since those dates.

MARKET DATA

We use market and industry data throughout this prospectus supplement, the accompanying prospectus, other offering material and the documents incorporated by reference herein that we have obtained from market research, publicly available information and industry publications. These sources generally state that the information that they provide has been obtained from sources believed to be reliable, but that the accuracy and completeness of such information is not guaranteed. The market and industry data is often based on industry surveys and the preparers’ experience in the industry. Similarly, although we believe that the surveys and market research that others have performed are reliable, we have not independently verified this information.

S-ii

PROSPECTUS SUPPLEMENT SUMMARY

This summary highlights certain information incorporated by reference or appearing elsewhere in this prospectus supplement or the accompanying prospectus. As a result, it is not complete and does not contain all of the information that you should consider before purchasing our shares of common stock. You should read the following summary in conjunction with the more detailed information contained in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference. Unless the context indicates otherwise, all references to “Pinnacle,” “the Company,” “we,” “our,” “ours” and “us” refer to Pinnacle Entertainment, Inc. and its consolidated subsidiaries. In this prospectus supplement, the presentation of balance sheet data as adjusted to give effect for the offering assumes the underwriters do not exercise their option to purchase additional shares.

Our Company

We are a leading developer, owner and operator of casinos and related hospitality and entertainment facilities. We currently operate six domestic casinos, three of which are being significantly expanded and enhanced. We have two additional casinos under construction and intend to break ground during 2007 on at least one additional casino. We have also acquired three additional sites in new markets where we expect to build casinos in future years. In addition, we operate several small casinos in foreign markets.

We intend to operate our existing and future casinos under a marketing umbrella whereby customers of each casino are recognized for their level of play at all of our casinos. This will allow customers, for example, to accumulate points at one casino and redeem them for vacations at other casinos we operate. We believe that such a marketing network will enhance customer loyalty at any given location, while increasing customer traffic through our casinos in other locations.

Our company’s domestic operations include a diverse portfolio of six casinos. Our largest casino resort is L’Auberge du Lac in Lake Charles, Louisiana, a region that offers the closest casinos to the Houston metropolitan area. Houston is the seventh largest Metropolitan Statistical Area (MSA) in the United States. We are currently constructing a 250-guestroom addition to L’Auberge, increasing its capacity to a total of approximately 1,000 guestrooms. We expect to complete the expansion in 2007.

Our casino on the “West Bank” of metropolitan New Orleans, named Boomtown New Orleans, is the only casino on the West Bank, across the Mississippi River from downtown New Orleans. The West Bank generally did not flood as a result of the levee breaches that occurred in connection with the hurricanes in 2005 and has experienced substantial growth during the regional reconstruction. In early 2007, we plan to break ground at this location on a 200-guestroom luxury hotel, the first guestrooms at this property, and other luxury upgrades. We also plan to replace the three-level casino riverboat with a large single-deck casino boat, similar to the casino at L’Auberge. We expect to complete this expansion and renovation, including improvements to the levee system, in the second half of 2008 at a cost of approximately $145 million.

We have a casino in southern Indiana, named Belterra Casino Resort, which is approximately one hour from downtown Cincinnati, Ohio and 80 minutes from Louisville, Kentucky. Like L’Auberge, this luxury casino resort offers a full service spa, several restaurants and a championship golf course designed by Tom Fazio. The resort provides over 2,000 parking spaces, most of which are in a multi-level parking structure. We plan to begin construction in the first quarter of 2007 on a 250-guestroom addition at Belterra that will raise its guestroom count to approximately 850. We expect to complete the expansion in early 2008.

We have a casino named Boomtown Bossier City in Bossier City, Louisiana, which caters largely to customers from the Dallas-Fort Worth metropolitan area. We have acquired a barge that we intend to convert to an arrival facility for our riverboat casino. The arrival facility will offer escalators that will make it easier for customers to travel between the three levels of our riverboat casino and a 10,000 sq. ft. multi-purpose entertainment venue. We also intend to refurbish the guestrooms at the facility. We expect this arrival facility to be placed in service by the end of 2007 and the room refurbishment to be completed by the second half of 2007.

We also have a casino named Boomtown Reno along Interstate 80, west of Reno, Nevada, near the California border. It caters to travelers along Interstate 80, local customers, and customers from Northern California. We recently sold approximately 28 acres of land adjacent to our facility to Cabela’s Inc. Cabela’s intends to build a large Cabela’s-brand sporting goods store on that site, which we believe will augment customer traffic to Boomtown. We expect to break ground in early 2007 on a new and expanded truck stop and satellite casino facility adjacent to the Cabela’s site, replacing the current smaller truck stop. We continue to own approximately 470 additional acres adjoining Boomtown and the Cabela’s site which is available for future development.

In downtown St. Louis, Missouri, we are constructing a casino and luxury hotel which we intend will serve as the centerpiece of an urban entertainment and residential district being developed by us, called Lumiere Place. Within this district, we own an Embassy Suites hotel and we recently purchased the President Casino—St. Louis riverboat. Lumiere Place is comprised of approximately 20 acres of land owned or under option by us, approximately half of which we believe is available for potential future development. Our long term master plan for Lumiere Place includes the potential development of retail space, condominiums, an additional hotel and additional parking. We expect the casino and luxury hotel to open in late 2007 at an approximate cost of $430 million. We have not yet set a time schedule or budget for the development of Lumiere Place beyond the casino and luxury hotel currently under construction.

We have also begun construction on a casino-hotel called River City in St. Louis County, Missouri, approximately 10 miles south of Lumiere Place. River City is located on approximately 80 acres of land under a long-term lease from the county and is scheduled to open in the second half of 2008 at an estimated cost of $375 million. Both of our St. Louis area projects are subject to final approval of the Missouri Gaming Commission.

We recently purchased entities that own a casino site in Atlantic City, New Jersey, for approximately $275 million. The site includes the former Sands Hotel and Casino, which was closed prior to the consummation of our acquisition, and certain other adjacent property. In the aggregate, this site comprises 18 contiguous acres at the heart of Atlantic City, with extensive frontage along The Boardwalk, Pacific Avenue and Brighton Park. We plan to demolish the several existing structures on the site and build an entirely new casino resort over the next several years. This casino project is intended to be among the largest and most spectacular resorts in the region. While we have not yet determined the scope or overall design of the new project, we estimate that the cost of the new casino resort, inclusive of the site’s purchase price, is likely to be approximately $1.775 billion.

We recently acquired two entities from Harrah’s Entertainment, Inc. for an aggregate of $70 million, each of which holds one of the 15 licenses permitting operation of a casino riverboat in Louisiana. We have announced plans to use one of these licenses to build Sugarcane Bay, a new 400-guestroom casino resort adjacent to our L’Auberge du Lac casino resort in Lake Charles, Louisiana. We expect Sugarcane Bay to include a floating, single-level dockside casino similar to that of L’Auberge. Louisiana law requires a local referendum to approve the specific location of any riverboat casino operation. Voters in Lake Charles, Louisiana approved the proposed location of Sugarcane Bay, adjacent to L’Auberge, in November 2006. We are currently negotiating the terms of a lease for 146 acres of land at such approved site and the purchase of an additional 50 acres of adjacent land. Our development agreement with the State of Louisiana for the relocation of this license requires that we begin construction of Sugarcane Bay on this site with a minimum project investment of $350 million. We expect to commence construction in 2007 and to open the new resort in 2009.

We have purchased 54 acres of land approximately 10 miles south of downtown Baton Rouge, Louisiana for potential use of the second recently-acquired Louisiana licensed entity. Baton Rouge is currently believed to be the largest city in Louisiana and has experienced significant growth in recent years, both before and particularly after the effects of Hurricane Katrina on the nearby New Orleans region. We intend to build a $250 million casino-hotel that is expected to open by 2010 and that will include an approximately 300 guestrooms and a riverboat casino with approximately 1,600 slot machines. Construction and operation of this casino will require multiple approvals, including the approval of the Louisiana Gaming Control Board and passage of a local referendum in East Baton Rouge Parish. We will seek to place the referendum on the ballot for the election to be held on May 5, 2007. Our first choice of location is on the land that we own in East Baton Rouge, which is convenient to much of the metropolitan area and not intrusive to any major existing neighborhoods. If the referendum is not approved at that location, we intend to seek approval for alternative locations in one of the several other parishes in the Baton Rouge metropolitan area.

We have recently purchased approximately one and one-half acres of land in Central City, Colorado, which is approximately 40 miles, or a 50-minute drive, from Denver, Colorado. We believe our Central City land is the most conveniently located gaming-zoned site for Denver customers. We have an agreement for the assignment to us of a contract to acquire an adjoining six acres of non-casino zoned land by (i) purchasing the land or (ii) purchasing all of the issued and outstanding stock of the seller pursuant to a stock agreement to be negotiated. Completion of the transaction is subject to continued due diligence by us of certain land use and other development issues.

Our long-term strategy is to build a national gaming/entertainment company with casino resorts in major markets, including Atlantic City, and a system of high quality casinos in regional markets that, combined, will create a national gaming network. We are developing a customer loyalty program designed to incentivize customers to patronize our casinos in various markets. We believe that the program will encourage customer loyalty at all of our properties, while our future resort property in Atlantic City should benefit from a feeder network that can drive high occupancy and traffic by known casino patrons from our regional markets. This network will also enable us to better understand and serve our customers, thereby allowing us to enhance their gaming and entertainment experience. As our property portfolio expands, we expect to realize additional economies of scale to be developed in our customer acquisition and retention, management, purchasing and construction of our casino resorts.

In order to fund these projects, we expect to utilize our internally generated cash flow and to seek to obtain additional funding in the capital markets. We expect that a substantial portion of the capital that we intend to invest in future years will be indebtedness and that our financial leverage will increase. Depending on the scale and timing of the various projects and our interim cash flows, it may not be possible or advantageous to finance all of the planned development through additional indebtedness and we may have to access the equity markets again in the future. We intend to access the capital markets when we have a need for such capital, taking into consideration market conditions. As part of this strategy, we intend to consider accessing the long-term debt markets following this offering to refinance floating rate indebtedness and fund construction activity. Whether or not we do so will depend on market conditions at such time. If capital markets do not allow for the necessary funding at any given time on acceptable terms, then we may be able to delay the start of construction on one or more projects, while completing the projects that are already under construction. It is our policy not to commence construction on any project without having reasonable certainty of having the funds necessary to complete such construction.

Summary of our Properties as of September 30, 2006

Operating Properties	Principal Markets	Slot Machines (approx.)	Table Games (approx.)		Hotel Rooms		Hotel Rooms Pro Forma for Planned Expansions		Nine Months Ended September 30, 2006
									EBITDA(1)(2)	Operating Income(2)
									($ in thousands)
L’Auberge du Lac, LA	Houston, San Antonio, Austin, Beaumont, Southwest Louisiana, and Local Patrons	1,608	62		743		993	(3)	$54,761	$35,818

Boomtown New Orleans, LA	Local Patrons	1,700	47	(4)	—		200	(5)	68,448	62,370

Belterra Casino Resort, IN	Cincinnati, Ohio and Louisville, Kentucky	1,638	56	(4)	608		858	(3)	30,720	19,912

Boomtown Bossier City, LA	Dallas/ Fort Worth and Local Patrons	1,195	30		188		188		19,066	13,003

Boomtown Reno, NV	Northern California, I-80 Travelers and Local Patrons	1,079	33	(4)	318		318		5,995	1,247

Embassy Suites St. Louis-Downtown, MO	Regional and National Travelers	—	—		297	(6)	297	(6)	1,544	185

President Casino—St. Louis, MO(7)	Local Patrons and Regional Tourists	n/a	n/a		n/a		n/a		n/a	n/a
International

Casino Magic Argentina(8)	Local Patrons and Regional Tourists	902	50		—		—

The Casino at Emerald Bay, The Bahamas(9)	International Tourists	65	8		—		—

International Subtotal		967	58		—		—		6,617	4,601

Operating Property Total		8,187	286		2,154		2,854

Properties under Construction	Principal Markets	Slot Machines (estimated)	Table Games (estimated)	Hotel Rooms		Estimated Cost of Project	Estimated Year of Opening
Lumiere Place—St. Louis, MO(10)	Local Patrons and Regional Tourists	2,000	40	200	(6)	$430 million	2007

River City—St. Louis, MO(11)	Local Patrons and Regional Tourists	3,000	60	100		$375 million	2008

Construction Property Total		5,000	100	300

Properties Under Development	Principal Markets	Estimated Cost of Project	Estimated Year of Opening
Sugarcane Bay, Lake Charles, LA(12)	Houston, San Antonio, Austin, Beaumont, Southwest Louisiana, and Local Patrons	$350 million	2009

Atlantic City, NJ	New York City, Philadelphia, Baltimore, Washington D.C., Boston, and Buffalo	$1.775 billion	2010-2011

Potential Future Development Sites Acquired or Under Contract	Principal Markets	Estimated Cost of Project	Estimated Year of Opening
Baton Rouge, LA(13)	Local Patrons and Regional Tourists	$250 million	2009-2010

Central City, CO	Denver	Not yet determined	Not yet determined

(1)	See pages S-13 and S-14 for a definition of EBITDA and for a reconciliation of EBITDA to net income.
(2)	Data present the EBITDA and operating income of the properties, excluding corporate expenses which reduce EBITDA and operating income by approximately $23.6 million and $24.3 million, respectively, and non-routine net costs of approximately $17.4 million.
(3)	Represents the total number of rooms following planned expansions at L’Auberge du Lac and Belterra Casino Resort.
(4)	Includes 8 poker tables at Boomtown New Orleans, 12 poker tables at Belterra Casino Resort and 5 poker tables at Boomtown Reno.
(5)	Represents the total number of rooms following planned expansions at Boomtown New Orleans. The expansion and renovation at Boomtown New Orleans includes a new single-deck dockside riverboat, a “four-star” hotel with 200 guestrooms, a pool area, a spa and salon, an expansion of the existing nightclub, an Asian restaurant, additional meeting space, a new employee dining area and a refurbishment and expansion of the buffet. The new replacement riverboat will feature a similar number of gaming stations as the current facility.
(6)	We plan to renovate the 297 guestrooms at the Embassy Suites hotel in St. Louis, Missouri and incorporate them into the Lumiere Place—St. Louis project, so that when the Lumiere Place district is completed it will have a total of 497 guestrooms.
(7)	We acquired the President Casino—St. Louis on December 20, 2006 and therefore, no data has been provided as of September 30, 2006. As of December 31, 2006, the President had approximately 769 slot machines and 28 table games, of which 8 were poker tables.
(8)	Comprised of our several casinos located in the province of Neuquén, Argentina.
(9)	The Casino at Emerald Bay opened in May 2006.
(10)	We have begun construction of our Lumiere Place facility in downtown St. Louis with an anticipated opening in late 2007. This project is subject to the final approval of the Missouri Gaming Commission.
(11)	We have begun construction at our River City facility in south St. Louis County with an anticipated opening in the fourth quarter of 2008. This project is subject to the final approval of the Missouri Gaming Commission.
(12)	The proposed form of Sugarcane Bay project, which was approved by the Louisiana Gaming Control Board and a local referendum in Calcasieu parish, requires us to purchase and lease land adjacent to our L’Auberge du Lac casino resort, which we are currently negotiating with the Lake Charles Harbor & Terminal District.
(13)	We have purchased approximately 54 acres of land in Baton Rouge, Louisiana. In October 2006, we submitted preliminary project details to the Louisiana Gaming Control Board. This project is subject to various approvals, including the approval of the Louisiana Gaming Control Board and passage of a local referendum in East Baton Rouge Parish.

Our Principal Properties

L’Auberge du Lac is a major casino resort in Lake Charles, Louisiana that opened in May 2005. Located on 242 acres of land, L’Auberge du Lac currently offers 743 guestrooms and suites, several restaurants, approximately 28,000 square feet of meeting space, a championship golf course designed by Tom Fazio, retail shops and a full-service spa. Unlike most other riverboat casinos, all of the public areas at L’Auberge du Lac (except the parking garage), and in particular the casino, are situated entirely on one level. The “boat-in-moat” casino is surrounded on three sides by the hotel facility and other guest amenities.

Boomtown New Orleans is a dockside riverboat casino. It currently features a casino, two restaurants, a delicatessen, a 350-seat nightclub, 21,000 square feet of meeting space, an amusement center and approximately 1,700 parking spaces. The property opened in 1994 and is located on 54 acres in Harvey, Louisiana, approximately 10 miles from downtown New Orleans and across the Mississippi River in the “West Bank” suburban area.

Belterra Casino Resort is a regional resort with an adjoining dockside riverboat casino. It opened in October 2000 and is located on 315 acres of land along the Ohio River near Vevay, Indiana, approximately 50 miles southwest of downtown Cincinnati, Ohio, and 65 miles northeast of Louisville, Kentucky. In May 2004, we completed and opened a $37 million hotel tower expansion. Today, the resort features a large casino and a 15-story, 608-guestroom hotel, six restaurants, 33,000 square feet of meeting and conference space, a 1,750-seat entertainment showroom, a swimming pool, spa and an 18-hole championship golf course designed by Tom Fazio. The resort provides over 2,000 parking spaces, most of which are in a multi-level parking structure.

Boomtown Bossier City is a regional hotel property built around a dockside riverboat casino. The property opened in October 1996 on a site directly adjacent to, and easily visible from, Interstate 20. The Bossier City/Shreveport region is a three-hour drive from the Dallas/Fort Worth metropolitan area along Interstate 20. The property includes a 188-guestroom hotel, with four master suites and 88 junior suites, four restaurants and 1,867 parking spaces.

Boomtown Reno is a land-based casino-hotel that has been operating for more than 35 years and is located on a portion of approximately 540 acres approximately 11 miles west of downtown Reno, Nevada. This location is near the California border and adjacent to Interstate 80, which is the primary east-west interstate highway between northern California and northern Nevada. The property offers 318 guestrooms, four restaurants, an 80-seat lounge and a 30,000-square-foot amusement center. In addition to the main casino-hotel, the property also includes a full-service truck stop with a satellite casino, a gas station and mini-mart, a 203-space recreational vehicle park and approximately 1,500 parking spaces.

Embassy Suites Hotel is a 297-suite hotel located in Laclede’s Landing, adjacent to our casino and luxury hotel that is the centerpiece of our Lumiere Place development and across from the Edward Jones Domed Stadium and America’s Center Convention Center in downtown St. Louis. We anticipate extensively refurbishing the facility beginning in 2007 at an anticipated cost of approximately $15 million, which we expect will cause some construction disruptions to the facility. We purchased the Embassy Suites Hotel in September 2005 as part of our integrated development of Lumiere Place.

President Casino—St. Louis is a dockside riverboat casino moored on the Mississippi River adjacent to downtown St. Louis, within walking distance of our Lumiere Place development and which has been in operation since 1994. We acquired the President Casino—St. Louis in December 2006. After Lumiere Place opens, we expect to evaluate the economic viability of operating the President Casino—St. Louis in its present form.

International. Casino Magic Argentina consists of several small land-based casinos in the Patagonia region of Argentina. The principal Casino Magic Argentina property, in Neuquén province, opened in July 2005 as a US$15 million replacement casino approximately one mile from the former facility. The new facility includes a larger and more lavish casino, a major restaurant, several bars and an entertainment venue on 20 acres of land we own. We have certain exclusive rights to operate casinos in the major cities of the Province of Neuquén through 2016, with the ability to extend such exclusivity through 2021.

The Casino at Emerald Bay is a land-based casino adjoining the Four Seasons Resort Great Exuma at Emerald Bay on the picturesque island of Great Exuma in The Bahamas. The casino, which opened in May 2006, is the first and only casino on the island. It includes 65 slot machines and eight table games, including blackjack, craps and roulette, as well as a full-service bar.

Other Recent Developments

2006 Fourth Quarter Information

Although we do not have final results for the fourth quarter of 2006, we currently expect that our revenues, operating income, EBITDA and net income will be down significantly from the fourth quarter of 2005, driven principally by the reopening of competitors to our Boomtown New Orleans property and by higher marketing costs at our Belterra Casino Resort. In addition, we expect operating results at our Boomtown Reno and Bossier City properties for the fourth quarter of 2006 to be down compared to the prior year period. We expect the decline in results at these four properties to be partially offset by the significantly improved performance at our L’Auberge du Lac property. We believe corporate overhead has also increased compared to the prior year period as we have added personnel to oversee our company’s growth. Because we do not have final results for the fourth quarter of 2006, our actual results when they become available could differ materially from our expected results discussed herein. In addition, because of the preliminary nature of the information currently available to us regarding the fourth quarter of 2006, we may discover additional developments of which we are currently unaware.

Boomtown New Orleans

The West Bank of the New Orleans metropolitan area generally did not flood as a result of the levee breaches that occurred in connection with the hurricanes in 2005 and for a period of time from late 2005 through early 2006, Boomtown New Orleans was the only casino open in the New Orleans region. During this period, our revenues, operating margins and related operating results at the property increased sharply compared to earlier periods. In February 2006, our principal competitor, which is substantially larger than Boomtown New Orleans, reopened. Other casinos have also reopened along the nearby Mississippi Gulf Coast, including the two largest casino hotels in the region, which both reopened in August 2006. Since those facilities reopened, our revenues, operating margins and related operating results at the Boomtown New Orleans property have declined. In particular, our gaming revenues at Boomtown New Orleans in October and November 2006 were approximately 34% and 36% lower, respectively, than gaming revenues for the corresponding months in 2005, and also lower than gaming revenues for the corresponding months of the third quarter of 2006. The following table shows the gaming revenues at Boomtown New Orleans for 2006 and 2005 as publicly reported by the Louisiana Gaming Control Board:

	Boomtown New Orleans Adjusted Gross Receipts
	2006	2005
	(dollars, in millions)
January	24.6	10.2
February	21.8	10.9
March	19.9	10.6
April	18.7	10.1
May	18.7	10.2
June	18.4	10.1
July	17.8	11.3
August	15.6	7.3	*
September	15.3	(0.04	)*
October	14.4	21.7
November	13.8	21.7
December	Not available	24.5

*	Boomtown New Orleans was closed from August 28, 2005 until September 30, 2005 due to Hurricane Katrina.

We also currently expect the revenues for December 2006 to be significantly lower than those for December 2005, but to be comparable to revenues for the immediately preceding two months. In addition, we expect that the decline in revenues for the fourth quarter will also drive a decline in operating margins to the levels achieved by the property prior to the hurricanes of 2005. Accordingly, we expect that the Boomtown New Orleans operating results will be significantly down from the results for the fourth quarter of 2005 as well as down from the results of the third quarter of 2006. In addition, we anticipate that Boomtown New Orleans’ operating results will compare negatively with the extraordinary results for the immediate post-hurricane period over the next several quarters, although current revenues, EBITDA and operating income results generally remain substantially above the operating results for the pre-hurricane period.

Belterra Casino Resort

In the fourth quarter of 2006, a new road opened in Kentucky that improves access to Belterra Casino Resort. In addition, during that period, a new resort-casino opened in French Lick, Indiana, approximately 100 miles from Belterra, which provides additional competition for us, particularly for customers from Indianapolis and Louisville. As a result, we increased our promotional expenses substantially at Belterra Casino Resort during the fourth quarter of 2006 to promote the opening of the new road and to compete against the new casino in French Lick. As a result of these higher marketing costs, we expect our fourth quarter results of operations at Belterra Casino Resort to be lower than those of the fourth quarter of 2005.

Amended Credit Facility

In November 2006 we amended our credit facility to increase the overall facility by $250 million to $1 billion, among other things. Within the overall facility, we increased the total revolving credit facility from $450 million to $625 million and our total term loan facility from $300 million to $375 million.

Sale of Casino Magic Biloxi and Related Insurance Matters

In November 2006 we completed the sale of our Casino Magic Biloxi site and certain related assets for approximately $45 million in cash to Harrah’s Entertainment, Inc. The physical property sold was severely damaged by Hurricane Katrina in August 2005 and the facility had not reopened. We have filed an insurance claim for our losses associated with the casino-hotel previously operated at the Casino Magic Biloxi site, which claim was retained by us in the sale and is the subject of pending litigation with several excess carriers. We have received $100 million from our insurers at this time. The remaining balance of such claim is in excess of $245 million.

Acquisition of the President Casino—St. Louis

In December 2006, we acquired President Riverboat Casino-Missouri, Inc. or PRC-MO, the entity that owns the President Casino—St. Louis. We acquired PRC-MO from President Casinos, Inc. for an effective purchase price of approximately $45.0 million, subject to a reduction of up to $5 million based on adjustments for potential future recoveries by the bankruptcy estate. PRC-MO was operating under the protection of federal bankruptcy law and we purchased the entity pursuant to a bankruptcy auction process. We had earlier purchased substantially all of the indebtedness of these entities.

Pinnacle Not Selected for Philadelphia and Chile Gaming Licenses

In December 2006, we were informed that the Pennsylvania Gaming Control Board had chosen competing proposals for two available gaming licenses to operate slot-only casinos in Philadelphia, Pennsylvania. We were one of five applicants vying for one of the two gaming licenses authorized in Philadelphia. In connection with our Philadelphia license application, we had posted a $50 million letter of credit under our credit facility, which letter of credit was returned to us and cancelled.

In December 2006, we were informed that the Chilean government had chosen a competing proposal for a casino license to operate in Rancagua, Chile. We were one of three applicants vying for a casino license to operate in Rancagua.

The Offering

We provide the following summary solely for your convenience. This summary is not a complete description of this offering. You should read the full text and more specific details contained elsewhere in the prospectus, this prospectus supplement and any other offering material. For a more detailed description of the common stock offered, see the sections entitled “Description of Common Stock” in the accompanying prospectus and the documents incorporated by reference herein.

Issuer of the common stock	Pinnacle Entertainment, Inc.

Securities offered	10,000,000 shares of our common stock

Option to purchase additional shares	1,500,000 shares

Listing	New York Stock Exchange, under the symbol “PNK”

Approximate number of shares of common stock to be outstanding after this offering	58,179,581 shares

Use of proceeds	We expect to use the net proceeds from this offering for general corporate purposes and to provide a portion of the funds needed for one or more of our capital projects, including the following:

•	Expansion projects, including our Boomtown New Orleans expansion and renovation project, construction of a third tower at our Belterra facility and the addition of 250 guestrooms at our L’Auberge du Lac facility;

•	Construction projects, including our Lumiere Place project in downtown St. Louis, Missouri and our River City project in St. Louis County, Missouri;

•	Development projects such as Sugarcane Bay in Lake Charles, Louisiana, adjacent to our L’Auberge du Lac facility and our Atlantic City, New Jersey project;

•	Future development projects such as our Baton Rouge, Louisiana project and our Central City, Colorado project; and

•	Other general corporate purposes, including joint venture arrangements, acquisitions, property expansions and other capital expenditures.

Pending application for the above purposes, the net proceeds from this offering will be invested in cash equivalents or will be used to pay down, temporarily, borrowings under our revolving credit facility. See “Use of Proceeds.”

The number of shares to be outstanding after this offering is based on our shares outstanding as of January 11, 2007, net of 2,008,986 treasury shares, and assumes that the underwriters’ option to purchase additional shares is not exercised.

If the underwriters exercise their option to purchase additional shares in full, we will issue and sell an additional 1,500,000 shares of common stock. See “Underwriting.”

The number of shares to be outstanding after this offering excludes 5,827,665 shares of common stock reserved for issuance upon the exercise of outstanding stock options and restricted stock awards, and 882,615 shares of common stock reserved for future grants of stock options, restricted stock and other equity awards (in each case, as of January 11, 2007).

Risk Factors

An investment in our common stock involves risk. You should carefully consider the information under “Risk Factors” in this prospectus supplement and the information included or incorporated by reference in this prospectus supplement and accompanying prospectus.

Summary Consolidated Financial Data

The following tables present our summary consolidated financial data for the years ended December 31, 2005, 2004 and 2003. This data is derived from our audited consolidated financial statements and the notes to those statements. The tables also present our summary consolidated financial data for the nine months ended September 30, 2006 and 2005, which is derived from our unaudited condensed consolidated financial statements and the notes to those statements. The unaudited condensed consolidated financial statements include all adjustments, consisting of normal recurring accruals, that we consider necessary for a fair presentation of financial position and results of operations for those periods. Operating results for the nine months ended September 30, 2006 are not necessarily indicative of the results that may be expected for the entire fiscal year ended December 31, 2006. Because the data in these tables is only a summary, you should read our consolidated financial statements and condensed consolidated financial statements, including the related notes, incorporated herein by reference, the sections entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included in the Annual Report on Form 10-K and the Quarterly Reports on Form 10-Q that are incorporated herein by reference, and the update of the historical financial statements and the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section included in our Annual Report on Form 10-K for the year ended December 31, 2005 to reflect the Casino Magic Biloxi site and certain related assets as held for sale for the year ended December 31, 2005 and the results of Casino Magic Biloxi as discontinued operations for all periods presented included therein in the Current Report on Form 8-K filed on January 5, 2007 that is incorporated herein by reference, as well as the other data we have incorporated by reference into this prospectus supplement.

The following table presents, for the periods noted above, revenues, operating income, EBITDA and net income (loss) on a consolidated basis (see page S-12 for detail):

	Nine Months Ended September 30,		Years Ended December 31,
	2006	2005	2005	2004	2003
Revenues	$699,699	$441,446	$668,463	$466,543	$440,559
Operating income	95,380	6,938	32,269	69,194	26,298
EBITDA (a)	146,090	45,277	87,954	107,416	62,772
Income (loss) from continuing operations	66,708	(6,799)	(60)	2,232	(34,634)
Income from discontinued operations, net	15,165	5,432	6,185	6,929	6,392
Net Income (loss)	81,873	(1,367)	6,125	9,161	(28,242)

(a)	We define EBITDA as earnings before interest expense and other non-operating income, income taxes, depreciation, amortization, merger termination proceeds, discontinued operations and loss on early extinguishment of debt. A reconciliation of net income (loss) to EBITDA and a cautionary note regarding EBITDA is set forth in note (d) to the subsequent table. Material non-routine items that are included under the disclosure rules in operating income (loss) and EBITDA are gain on sale of assets, pre-opening and development costs, merger termination proceeds and certain other items set forth in note (i) to the subsequent table.

The following table presents our summary consolidated financial data for the years ended December 31, 2005, 2004 and 2003, and our summary consolidated financial data for the nine months ended September 30, 2006 and 2005 and as of September 30, 2006.

	Nine Months Ended September 30,		Years Ended December 31,
	2006(a)	2005(b)	2005(c)	2004(c)	2003(c)
	(in thousands, except per share data)
Statement of Operations Data:
Revenues	$699,699	$441,446	$668,463	$466,543	$440,559
Operating income	95,380	6,938	32,269	69,194	26,298
Income (loss) from continuing operations	66,708	(6,799)	(60)	2,232	(34,634)
Income from discontinued operations, net	15,165	5,432	6,185	6,929	6,392
Net income (loss)	81,873	(1,367)	6,125	9,161	(28,242)
Net income (loss) per common share—basic:
Income (loss) from continuing operations	$1.40	$(0.17)	$0.00	$0.06	$(1.34)
Income from discontinued operations, net	0.32	0.14	0.15	0.20	0.25

Net income (loss) per common share—basic	$1.72	$(0.03)	$0.15	$0.26	$(1.09)

Net income (loss) per common share—diluted:
Income (loss) from continuing operations	$1.36	$(0.17)	$0.00	$0.06	$(1.34)
Income from discontinued operations, net	0.31	0.14	0.14	0.19	0.25

Net income (loss) per common share—diluted	$1.67	$(0.03)	$0.14	$0.25	$(1.09)

Other Data:
Operating income (loss)
L’Auberge du Lac(e)	$35,818	$(21,160)	$(24,110)	$(7,081)	$(559)
Boomtown New Orleans	62,370	15,288	44,377	25,451	22,814
Belterra Casino Resort	19,912	16,680	21,961	15,496	9,474
Boomtown Bossier City	13,003	9,812	12,353	13,920	8,366
Boomtown Reno	1,247	3,735	4,012	3,257	6,538
Embassy Suites and other(f)	185	508	315	—	—
International(g)(h)	4,601	4,495	5,426	5,963	4,455
Corporate and other(i)	(41,756)	(22,420)	(32,065)	(30,222)	(24,790)
Gain on sale of assets, net of other items	—	—	—	42,410	—

Total Operating Income	$95,380	$6,938	$32,269	$69,194	$26,298

EBITDA(d)
L’Auberge du Lac(e)	$54,761	$(13,430)	$(9,765)	$(7,081)	$(559)
Boomtown New Orleans	68,448	20,405	51,442	32,214	29,339
Belterra Casino Resort	30,720	30,720	39,574	31,761	23,242
Boomtown Bossier City	19,066	15,111	19,636	20,677	16,497
Boomtown Reno	5,995	8,506	10,356	10,221	13,667
Embassy Suites(f)	1,544	659	919	—	—
International(g)(h)	6,617	5,138	7,075	6,891	5,178
Corporate and other(i)	(41,061)	(21,832)	(31,283)	(29,677)	(24,592)
Gain on sale of assets, net of other items	—	—	—	42,410	—

Total EBITDA	$146,090	$45,277	$87,954	$107,416	$62,772

Capital expenditures	$128,401	$223,489	$240,109	$209,597	$82,931
Cash flows provided by (used in):
Operating activities	$155,702	$25,520	$61,746	$30,374	$55,386
Investing activities	(161,276)	(171,729)	(138,602)	(109,094)	(181,575)
Financing activities	160,649	66,762	23,226	181,387	109,097

	As of September 30, 2006
	Actual	As Adjusted(j)
Balance Sheet Data:
Cash, restricted cash and equivalents(j)	$307,936	$615,346
Total assets	$1,541,505	$1,848,915
Total notes payable(j)	$637,387	$637,387
Stockholders’ equity	$695,318	$1,002,728

(a)	The results for the nine months ended September 30, 2006 include merger termination proceeds, net of expenses, of $44.8 million, in addition to certain other items set forth in notes (h) and (i) below.
(b)	The results for the nine months ended September 30, 2005 include a loss on the early extinguishment of debt of $1.4 million, in addition to certain other items set forth in notes (e), (h) and (i) below.
(c)	The results for 2005, 2004 and 2003, respectively, include losses on the early extinguishment of debt of $3.8 million, $14.9 million and $19.9 million, respectively, in addition to certain other items set forth in notes (e), (h) and/or (i) below.
(d)	We define EBITDA as earnings before interest expense and non-operating income, income taxes, depreciation, amortization, merger termination proceeds, discontinued operations and loss on early extinguishment of debt. There are non-routine items included in such EBITDA, including pre-opening and development costs and other items set forth in note (i) below. EBITDA is not a measure of financial performance under the promulgations of the accounting profession known as GAAP. We use EBITDA as a relevant and useful measure to compare operating results among our properties and between accounting periods. The presentation of EBITDA has economic substance because it is used by management as a performance measure to analyze the performance of our business segments. EBITDA is specifically relevant in evaluating large, long-lived casino-hotel projects because it provides a perspective on the current effects of operating decisions separated from the substantial, non-operational depreciation charges and financing costs of such projects. Management eliminates the results from discontinued operations as they are discontinued and also eliminates merger termination proceeds due to their non-recurring nature. Additionally, management believes some investors consider EBITDA to be a useful measure in determining a company’s ability to service or incur indebtedness and for estimating a company’s underlying cash flows from operations before capital costs, taxes and capital expenditures. EBITDA, subject to certain adjustments, is also a measure used in debt covenants in our debt agreements. Unlike net income, EBITDA does not include depreciation or interest expense and therefore does not reflect current or future capital expenditures or the cost of capital. We compensate for these limitations by using EBITDA as only one of several comparative tools, together with the common GAAP measurements, to assist in the evaluation of operating performance. Such GAAP measurements include operating income, net income (loss), cash flows from operations and cash flow data. EBITDA is not calculated in the same manner by all companies and accordingly, may not be an appropriate measure of comparing performance among different companies.

A reconciliation from net income (loss) to EBITDA is as follows:

	For the Nine Months Ended September 30,		Years Ended December 31,
	2006	2005	2005	2004	2003
	(in thousands)
Net income (loss)	$81,873	$(1,367)	$6,125	$9,161	$(28,242)
Income from discontinued operations, net of taxes	(15,165)	(5,432)	(6,185)	(6,929)	(6,392)

Income (loss) from continuing operations	66,708	(6,799)	(60)	2,232	(34,634)
Income tax expense (benefit)	44,272	(19,671)	(17,290)	3,847	(10,866)

Income (loss) before income taxes	110,980	(26,470)	(17,350)	6,079	(45,500)
Merger termination proceeds, net of expenses	(44,821)	—	—	—	—
Other non-operating income	(11,519)	(2,663)	(3,668)	(3,584)	(2,111)
Loss on early extinguishment of debt	—	1,352	3,752	14,921	19,908
Interest expense, net of capitalized interest	40,740	34,719	49,535	51,778	54,001

Operating income (loss)	95,380	6,938	32,269	69,194	26,298
Depreciation and amortization	50,710	38,339	55,685	38,222	36,474

EBITDA	$146,090	$45,277	$87,954	$107,416	$62,772

A reconciliation from operating income (loss) to EBITDA is as follows:
Operating Income (Loss)
L’Auberge du Lac(e)	$35,818	$(21,160)	$(24,110)	$(7,081)	$(559)
Boomtown New Orleans	62,370	15,288	44,377	25,451	22,814
Belterra Casino Resort	19,912	16,680	21,961	15,496	9,474
Boomtown Bossier City	13,003	9,812	12,353	13,920	8,366
Boomtown Reno	1,247	3,735	4,012	3,257	6,538
Embassy Suites and other(f)	185	508	315	—	—
International(g)(h)	4,601	4,495	5,426	5,963	4,455
Corporate and other(i)	(41,756)	(22,420)	(32,065)	(30,222)	(24,790)
Gain on sale of assets, net of other items	—	—	—	42,410	—

Total Operating Income	$95,380	$6,938	$32,269	$69,194	$26,298

Depreciation and Amortization
L’Auberge du Lac	$18,943	$7,730	$14,345	$—	$—
Boomtown New Orleans	6,078	5,117	7,065	6,763	6,525
Belterra Casino Resort	10,808	14,040	17,613	16,265	13,768
Boomtown Bossier City	6,063	5,299	7,283	6,757	8,131
Boomtown Reno	4,748	4,771	6,344	6,964	7,129
Embassy Suites and Other(f)	1,359	151	604	—	—
International	2,016	643	1,649	928	723
Corporate and other	695	588	782	545	198

Total Depreciation and Amortization	$50,710	$38,339	$55,685	$38,222	$36,474

EBITDA
L’Auberge du Lac(e)	$54,761	$(13,430)	$(9,765)	$(7,081)	$(559)
Boomtown New Orleans	68,448	20,405	51,442	32,214	29,339
Belterra Casino Resort	30,720	30,720	39,574	31,761	23,242
Boomtown Bossier City	19,066	15,111	19,636	20,677	16,497
Boomtown Reno	5,995	8,506	10,356	10,221	13,667
Embassy Suites and other(f)	1,544	659	919	—	—
International(g)(h)	6,617	5,138	7,075	6,891	5,178
Corporate and other(i)	(41,061)	(21,832)	(31,283)	(29,677)	(24,592)
Gain on sale of assets, net of other items	—	—	—	42,410	—

Total EBITDA	$146,090	$45,277	$87,954	$107,416	$62,772

(e)	Includes pre-opening and development costs of $21.1 million for the nine months ended September 30, 2005, and $21.1 million, $7.1 million and $0.6 million for the years ended December 31, 2005, 2004 and 2003 respectively.
(f)	Includes Embassy Suites St. Louis-Downtown hotel in St. Louis, Missouri, which was acquired in early September 2005.
(g)	International includes Casino Magic Argentina and The Casino at Emerald Bay in The Bahamas, which opened in May 2006.
(h)	Includes pre-opening and development costs of approximately $0.6 million for the nine months ended September 30, 2006 and 2005 and approximately $0.7 million for the year ended December 31, 2005.
(i)	Includes the following non-routine cost (benefit) items:

	For the Nine Months Ended September 30,		Years Ended December 31,
	2006	2005	2005	2004	2003
	(in thousands)
Pre-opening and development costs†	$17,426	$4,598	$7,810	$7,318	$702
Corporate costs	23,635	17,234	23,473	22,553	18,313
Goodwill and other asset impairment charges	—	—	—	—	7,832
Indiana regulatory and related costs (benefits)	—	—	—	(194)	(2,255)

EBITDA	$41,061	$21,832	$31,283	$29,677	$24,592
Corporate and other depreciation	695	588	782	545	198

Operating income	$41,756	$22,420	$32,065	$30,222	$24,790

†	Excludes the pre-opening and development costs for L’Auberge du Lac, Casino Magic Argentina and The Bahamas which are reflected in Operating Income and EBITDA for those properties.

(j)

The “As Adjusted” balances give effect to the issuance of 10,000,000 shares in this offering at a price of $32.00 per share, less underwriting discounts and commissions and estimated expenses totaling $12.6 million. The “As Adjusted” balances do not give effect to (1) the sale of our Biloxi, Mississippi facility to Harrah’s Entertainment, Inc. for $45 million in cash and the purchase of two Louisiana entities from Harrah’s Entertainment, Inc. for $70 million in cash on November 9, 2006; (2) the purchase, on November 17, 2006, of the entities owning the Atlantic City development site for approximately $275 million in cash, of which approximately $225 million was paid at closing and $50 million was paid from an escrow deposit made in September 2006; (3) the funding of $60 million of the incremental revolving facility and the $75 million incremental term loan under the amended credit facility less estimated fees and expenses of approximately $2.3 million upon the closing of the amendment to the amended credit facility on November 17, 2006; (4) the receipt of an additional $15 million in insurance proceeds after September 30, 2006 in connection with our Biloxi, Mississippi property; (5) the purchase, on December 20,

2006, of the entity owning the President Casino—St. Louis, for approximately $33.4 million in cash at closing; and (6) the recovery of approximately $50.4 million in cash in late December 2006 from the bankruptcy estate of PRC-MO. As further adjusted for these transactions and the “As Adjusted” effect described in the initial sentence of this note (j), as of September 30, 2006, our cash, restricted cash and equivalents would have been approximately $530.0 million and our total notes payable would have been approximately $772.4 million.

RISK FACTORS

In considering whether to purchase the shares of our common stock, you should carefully consider all of the information contained in or incorporated by reference in this prospectus supplement, including but not limited to, our Annual Report on Form 10-K for the year ended December 31, 2005, our Quarterly Reports on Form 10-Q for the quarters ended September 30, 2006, June 30, 2006 and March 31, 2006, and other information which may be incorporated by reference in this prospectus as provided under “Incorporation of Documents by Reference”.

Risks Related to our Business

Our substantial funding needs in connection with our development projects, our current expansion projects and other capital-intensive projects will require us to raise substantial amounts of money from outside sources.

We are currently engaged in and have planned expansions and development projects that will require substantial amounts of capital. We are currently constructing two new facilities, expanding three existing facilities and have several regional development projects with a total expected cost of over $1.7 billion. In addition, our proposed Atlantic City development is expected to cost an additional $1.5 billion. We may also consider additional small- and large-scale projects as opportunities present themselves. Accordingly, we expect that the total cost of our development and expansion projects over the next several years will be several billion dollars. While we will endeavor to stage development and construction of these projects over several years, our proposed projects could strain our financial resources.

The capital required for these projects will exceed our currently available cash and borrowing resources. Our ability to complete these projects depends on our ability to raise substantial funds from outside sources. The net proceeds from this offering will fund only a portion of our capital needs. We expect to seek to obtain additional funding through bank financing and/or debt or equity financing in the capital markets. We intend to access the capital markets when we have a need for such capital, taking into consideration market conditions, though we cannot assure that we will be able to raise additional funds in a timely manner, on acceptable terms or at all. If we obtain additional funds by issuing equity securities or securities convertible into equity securities, dilution to stockholders may occur. In addition, preferred stock could be issued in the future without stockholder approval and the terms of the preferred stock could include dividend, liquidation, conversion, voting and other rights that are more favorable than the rights of the holders of our common stock. As we seek financing for our development projects, we will be subject to the risks of rising interest rates and other factors affecting the financial markets. Our ability to obtain bank financing or to access the capital markets for future equity or debt offerings may be limited by our financial condition or other factors, such as our credit rating or outlook, at the time of any such financing or offering and the covenants in our existing debt agreements, as well as by general economic conditions and contingencies and uncertainties that are beyond our control. Inability to access the capital markets may force us to adopt one or more alternatives, such as reducing or delaying planned development and expansion projects, selling assets, restructuring or modifying debt, or obtaining additional equity financing. This may impair our growth and materially and adversely affect our financial condition, results of operations and cash flow and the per share trading price of our common stock.

Insufficient revenue generated from our new developments and acquired properties and/or lower than expected results from the opening of our new facilities may negatively impact the market for our securities.

We cannot assure you that, once completed, the revenues generated from our new developments and acquired properties will be sufficient to pay related expenses; or, even if revenues are sufficient to pay expenses, that the new developments and acquired properties will yield an adequate return on our significant investments. Our projects may take significantly longer than we expect to generate returns, if any.

Moreover, lower than expected results from the opening of a new facility may negatively impact us and the market for our securities and may make it more difficult for these facilities to become profitable. We are currently constructing or developing several new facilities, with our Lumiere Place facility in downtown St. Louis scheduled to be open in late 2007.

Many factors could prevent us from completing our construction and development projects as planned, including the escalation of construction costs beyond increments anticipated in our construction budgets.

Construction and development/expansion projects for our properties entail significant risks including:

•	shortages of materials, including slot machines or other gaming equipment;

•	shortages of skilled labor or work stoppages;

•	unforeseen construction scheduling, engineering, excavation, environmental or geological problems;

•	natural disasters, hurricanes, weather interference, floods, fires, earthquakes or other casualty losses or delays;

•	unanticipated cost increases or delays in completing the projects;

•	delays in obtaining or inability to obtain or maintain necessary licenses or permits;

•	changes to plans or specifications;

•	disputes with contractors;

•	construction at our existing properties, which could disrupt our operations; and

•	remediation of environmental contamination at some of our proposed construction sites, which may prove more difficult or expensive than anticipated in our construction budgets.

Recent increases in the cost of raw materials for construction, driven by worldwide demand, may cause price increases beyond those anticipated in the budgets for our development projects. Furthermore, the cost of construction in areas of the Gulf Coast that were affected by the hurricanes may rise due to demand for construction material and labor in such locales. Any shortages in materials or labor in such areas could prolong the construction period and increase the cost of our development projects in that area.

We cannot assure you that any project will be completed on time or within established budgets. Significant delays or cost overruns on our construction projects could significantly reduce any return on our investment in these projects and adversely affect our earnings and financial resources. Construction of our development projects exposes us to risks of cost overruns due to typical construction uncertainties associated with any project or changes in the design, plans or concepts of such projects. For these and other reasons, construction costs may exceed the estimated cost of completion notwithstanding any guaranteed maximum price construction contracts we may enter into.

Development of our Atlantic City development site presents many risks, and we may not realize the financial and strategic goals that are contemplated from the development.

On November 17, 2006, we completed our purchase of the entities that own the Atlantic City development site, and additional related real estate, for approximately $275 million. The land acquired comprises approximately 18 contiguous acres in Atlantic City, with extensive frontage on The Boardwalk, Brighton Park and Pacific Avenue. We plan to demolish the existing structures and design and build an entirely new casino-hotel on the site, which is intended to be among the largest and most spectacular resorts in the region. While we have not yet determined the scope or overall design of the new project, we estimate that the cost of the new casino-hotel, including the purchase price to acquire the Atlantic City development site, is likely to be approximately $1.775 billion.

The risks we may face in our Atlantic City development include:

•	Following development of the Atlantic City development site, we will face significant competition in the Atlantic City market, even relative to the competition we face in other markets. Casinos planned for Pennsylvania and New York, and legalization or expansion of gaming in other nearby jurisdictions, could provide additional competition for casinos in Atlantic City.

•	Our development of the Atlantic City development site would be of a larger scale than any we have undertaken, and would be subject to significant risks and contingencies, including those relating to construction and financing. We may not complete the development on time or within budget, which could exacerbate the risks associated with such development.

•	Completion of the Atlantic City development would likely involve the incurrence of substantial amounts of additional indebtedness, which will increase the risks associated with our current level of indebtedness. Until the development is complete, a process that is estimated to take more than four years, the casino would not generate revenue. Accordingly, during construction we will incur substantial amounts of indebtedness for the development without additional revenue to contribute to the servicing of such indebtedness until the new facility opens.

•	If we complete the development, the results of operations at our new Atlantic City casino may not meet our expectations.

•	GB Holdings, Inc., a minority shareholder of Atlantic Coast Entertainment Holdings, Inc., the entity from which we acquired ACE Gaming, LLC, the entity that owns the Sands Hotel and Casino site, is currently involved in a bankruptcy proceeding. Creditors and equity holders of GB Holdings previously stated their intention to challenge transactions that occurred in July 2004, which, among other things, resulted in the transfer of the Sands Hotel and Casino to ACE Gaming on the basis, among other grounds, that the 2004 transaction was a fraudulent conveyance. In pursuing such a claim, such creditors and equity holders could seek to unwind the 2004 transaction, recover the assets transferred in the 2004 transaction (including the Sands Hotel and Casino) or recover damages. In December 2006, the creditors and certain equity holders agreed to a settlement and plan of liquidation that may resolve these issues, and the bankruptcy court approved a disclosure statement related to such settlement and plan of liquidation and the submission of such plan to the creditors and equity holders of GB Holdings for their approval. However, we cannot assure you that this settlement and plan of liquidation will be approved by the creditors and equity holders of GB Holdings. If such approval is not obtained, we cannot assure you that these issues will be resolved and, if these issues are not resolved, that claims will not be brought against us. The selling parties in the Sands acquisition have agreed to indemnify us in the event such an action is filed, and a portion of the purchase price is being held in escrow pending settlement of such actions. However, an adverse outcome in such an action could adversely affect us. In addition, the potential claims of the GB interest holders could cause delays in the development of the Atlantic City development site or impede the financing of such development.

The gaming industry is very competitive and increased competition, including by Native American gaming facilities, could adversely affect our profitability.

We face significant competition in all of the markets in which we operate. This competition will intensify if new gaming operations enter our markets or existing competitors expand their operations. For example, the recent opening of a new resort-casino in French Lick, Indiana could provide additional competition for our Belterra Casino Resort in Indiana. In addition, several of our properties are located in jurisdictions that restrict gaming to certain areas and/or are adjacent to states that currently prohibit or restrict gaming operations. Economic difficulties faced by state governments could lead to intensified political pressures for the legalization of gaming in jurisdictions where it is currently prohibited. The legalization of gaming in such jurisdictions could be an expansion opportunity for us or a significant threat to us, depending on where the legalization occurs and our ability to capitalize on it. The legalization or authorization of gaming within or near a geographic market area in which any of our properties is located could make it harder for us to attract customers and therefore adversely affect our business and operating results. In particular, our ability to attract customers would be significantly affected by the legalization or expansion of gaming in Texas, Ohio, Kentucky, Arkansas, Oklahoma, California, Pennsylvania or New York and the development or expansion of Native American casinos in our markets.

In the past, legislation to legalize or expand gaming has been introduced in some of these jurisdictions and federal law favors the expansion of Native American gaming. In 2006, legislation to add over 30,000 slot machines at seven racetracks in Ohio was rejected by the voters of Ohio. There are also current proposals to add table games at racetracks in West Virginia and slot machines at racetracks in Indiana. We expect similar proposals will be made in the future in various states and we cannot assure you that such proposals will not be successful.

Even in gaming markets where the state governments do not choose to increase the maximum number of gaming licenses available, we face the risk that existing casino licensees will expand their operations and the risk that Native American gaming will continue to grow. Furthermore, Native American gaming facilities frequently operate under regulatory requirements and tax environments that are less stringent than those imposed on state licensed casinos, which could provide them with a competitive advantage.

Many of our competitors are larger and have substantially greater name recognition, marketing resources and access to lower cost sources of financing than we do. Moreover, consolidation of companies in the gaming industry could increase the concentration of large gaming companies in the markets in which we operate. This may result in our competitors having even greater resources, name recognition and licensing prospects than such competitors currently enjoy. As we develop our Atlantic City project, we will face significant competition in the Atlantic City market, even relative to the competition we face in other markets. Recently, the Pennsylvania gaming authorities granted licenses for five slots-only casinos throughout the state, in addition to slot machines now being permitted at racetracks in that state. These planned casinos, as well as potential casinos that could be built in New York, could provide additional competition for casinos in Atlantic City.

We face competition from racetracks that offer slot machines on their properties. We also compete with other forms of legalized gaming and entertainment such as online computer gambling, bingo, pull tab games, card parlors, sports books, pari-mutuel or telephonic betting on horse and dog racing, state sponsored lotteries, video lottery terminals, video poker terminals and, in the future, may compete with gaming at other venues. Furthermore, increases in the popularity of, and competition from, internet lotteries and other account wagering gaming services, which allow their customers to wager on a wide variety of sporting events and play Las Vegas-style casino games from home, could divert customers from our properties and thus adversely affect our business.

We may not meet the conditions for the maintenance of the licenses associated with the Louisiana entities that we plan to utilize for our Sugarcane Bay and Baton Rouge projects and we may not reach agreements with respect to the land to be acquired for the Sugarcane Bay project.

Recently, we completed the acquisition from Harrah’s Entertainment, Inc. of two entities that own certain Lake Charles, Louisiana gaming assets, including two riverboat casinos and related gaming licenses. One of these licenses will be used in connection with our planned Sugarcane Bay facility and we have proposed to use the other licensed entity for a development project in Baton Rouge, Louisiana. Both licenses contain numerous conditions set by the Louisiana Gaming Control Board, or LGCB, including development of Sugarcane Bay on the site adjacent to L’Auberge du Lac which, if not satisfied, could result in forfeiture of the license unless the LGCB would agree to any required changes. While we expect to fulfill all conditions set by the LGCB, we cannot assure you that we will be able to do so.

We are currently negotiating the terms of a lease for 146 acres of land with Lake Charles Harbor & Terminal District and the purchase of an additional 50 acres of land from the same party. The land is located adjacent to our L’Auberge du Lac facility and we intend to use such land for the development of our Sugarcane Bay facility. We cannot assure you that we will be able to enter into a lease or purchase the land on terms favorable to us or at all.

Inability to enter into a lease, purchase the land or forfeiture of one or both licenses could adversely affect our plans for the Louisiana gaming market.

Our present indebtedness and projected future borrowings could have adverse consequences to us; future cash flows may not be sufficient to meet our obligations and we might have difficulty obtaining additional financing; we may experience adverse effects due to interest rate and exchange rate fluctuations.

As of September 30, 2006, after giving effect to our additional borrowings upon the closing of the amendment to our credit facility on November 17, 2006, we had total indebtedness of approximately $772.4 million (including outstanding indebtedness under our credit facility, our 8.25% senior subordinated notes due 2012, our 8.75% senior subordinated notes due 2013 and other debt and the additional borrowing under our amended credit facility on November 17, 2006). In addition, our credit facility, as amended in November 2006, provides for a $625.0 million revolving credit facility (under which $499.2 million was undrawn and available as of September 30, 2006 after giving effect to our additional borrowings upon the closing of the amendment to our credit facility on November 17, 2006) and $100 million in additional term loans, to which we expect to have access, subject to the satisfaction of customary conditions to borrowing and satisfaction of certain financial ratios in our indentures. Our substantial development plans for capital-intensive projects will require us to borrow significant amounts under our credit facility and to incur substantial additional indebtedness.

While we believe that we have sufficient cash and cash-generating resources to meet our debt service obligations during the next twelve months, we cannot assure you that in the future we will generate sufficient cash flow from operations or through asset sales to meet our long-term debt service obligations. Our present indebtedness and projected future borrowings could have important adverse consequences to us, such as:

•	limiting our ability to obtain additional financing without restructuring the covenants in our existing indebtedness to permit the incurrence of such financing;

•	requiring a substantial portion of our cash flow to be used for payments on the debt and related interest, thereby reducing our ability to use cash flow to fund working capital, capital expenditures and general corporate requirements;

•	limiting our ability to respond to changing business, industry and economic conditions and to withstand competitive pressures, which may affect our financial condition;

•	incurring higher interest expense in the event of increases in interest rates on our borrowings which have variable interest rates;

•	limiting our ability to make investments, dispose of assets or pay cash dividends;

•	heightening our vulnerability to downturns in our business or our industry or the general economy and restricting us from making improvements or acquisitions, or exploring business opportunities;

•	restricting our activities compared to those of competitors with less debt or greater resources; and

•	subjecting us to financial and other restrictive covenants in our indebtedness, with which a failure to comply could result in an event of default.

If we fail to generate sufficient cash flow from future operations to meet our debt service obligations, we may need to refinance all or a portion of our debt, on or before maturity. In such circumstances, we cannot assure you that we will be able to refinance any of our debt, particularly because of our anticipated high levels of debt and the debt incurrence restrictions imposed by the various agreements governing our debt. Our future operating performance and our ability to service or refinance the senior subordinated notes and our other debt and to service, extend or refinance our credit facility will be subject to future economic conditions and to financial, business and other factors, many of which are beyond our control.

Our borrowings under our credit facility are at variable rates of interest, and to the extent not protected with interest rate hedges, could expose us to market risk from adverse changes in interest rates. If interest rates increase, our debt service obligations on the variable rate indebtedness could increase significantly even though the amount borrowed would remain the same. Additionally, our operation of Casino Magic Argentina exposes us to foreign exchange rate risk from adverse changes in the exchange rate of the dollar to the Argentine Peso.

The terms of our credit facility and the indentures governing our subordinated indebtedness impose operating and financial restrictions on us.

Our credit facility and the indentures governing our 8.25% notes and our 8.75% notes impose various customary covenants on us and our subsidiaries, including among others, reporting covenants, incurrence covenants, covenants restricting our ability to make certain investments or other restricted payments, covenants to maintain insurance and comply with laws, covenants to maintain properties and other covenants customary in senior credit financings and indentures. In addition, our credit facility requires that we comply with various financial covenants, including an interest coverage and debt to operating cash flow ratio, and capital spending limits. Our ability to comply with these provisions may be affected by general economic conditions, industry conditions, and other events beyond our control, including delay in the completion of new projects under construction. As a result, we cannot assure you that we will be able to comply with these covenants. Our failure to comply with the covenants contained in the instruments governing our indebtedness could result in an event of default, which could materially and adversely affect our operating results and our financial condition.

Damage and closures caused by Hurricanes Katrina and Rita in the New Orleans and Lake Charles areas make our future operating results at Boomtown New Orleans and L’Auberge du Lac less predictable and we expect operating results and margins at our Boomtown New Orleans facility to compare negatively to the results of immediate post-hurricane periods.

The damage caused by the hurricanes to the communities surrounding our New Orleans and Lake Charles properties, including damage to roads, utilities and residential and commercial buildings could adversely affect the local gaming markets. Some of our competitors may choose to exit the hurricane damaged areas or reenter such markets on a more grand scale and rebuild their facilities with significant capital investments. Although operations at our facilities have resumed in New Orleans and Lake Charles, the rebuilding decisions of our competitors in those areas and damage to the local infrastructure near Boomtown New Orleans and L’Auberge du Lac make future operating results at such facilities less predictable. We expect operating results and margins of our Boomtown New Orleans facility to compare negatively during the next several quarters with the operating results and margins of the immediate post-hurricane periods as competing Mississippi Gulf Coast casino facilities have reopened in the interim.

Issues with respect to our insurance policies could affect our recovery of further insurance proceeds associated with the 2005 hurricane damage and related business interruption.

We are currently in litigation with several excess insurance providers regarding our right to recover further insurance proceeds from the damage to Casino Magic Biloxi, which was closed as a result of Hurricane Katrina and which we now have sold. On April 11, 2006, we filed a claim for $346.5 million for property damage and business interruption incurred at the Casino Magic Biloxi site as a result of Hurricane Katrina. Net of our insurance deductible, such claim would be approximately $340 million. We have received $100 million through December 31, 2006, in advances towards our insurance claim and there is pending litigation regarding our right to recover further insurance proceeds with respect to our claim. There can be no assurances that we will be fully compensated for all losses sustained due to the closure of the Biloxi facility or that we will be paid on a timely basis.

Recent natural disasters have made it difficult for us to obtain similar levels of Weather Catastrophe Occurrence, Flood and Earthquake insurance coverage for our properties compared to our previous coverage.

Because of significant loss experience caused by hurricanes and other natural disasters over the last several years, a number of insurance companies have stopped writing insurance in Class 1 hurricane areas (including

Louisiana and Mississippi), while others have significantly limited the amount of coverage they will write in these markets and have dramatically increased the premiums charged for this coverage. As a result, our policy limits for Weather Catastrophe Occurrences as well as other losses are significantly less than the policy limits we had during the 2005 hurricane season when our Biloxi casino was destroyed and when our properties in New Orleans and Lake Charles also sustained damage. During that period, our aggregate Weather Catastrophe coverage per occurrence was $400 million. Effective April 1, 2006, our Weather Catastrophe coverage is limited to $100 million per occurrence, with a $10 million deductible and a $15 million self-insured tier. Above this $100 million limit, we have an additional $300 million of coverage per occurrence, excluding Weather Catastrophe Occurrences. If any of our properties suffer a Weather Catastrophe Occurrence, any damages in excess of the coverage limits will likely be borne by us.

We operate in a highly taxed industry and may be subject to higher taxes in the future.

In virtually all gaming jurisdictions, state and local governments raise considerable revenues from taxes based on casino revenues and operations. We also pay property taxes, sales taxes, payroll taxes, franchise taxes and income taxes.

Our profitability depends on generating enough revenues to pay gaming taxes and other largely variable expenses, such as payroll and marketing, as well as largely fixed expenses, such as our property taxes and interest expense. From time to time, state and local governments have increased gaming taxes and such increases can significantly impact the profitability of gaming operations. We cannot assure you that legislatures in jurisdictions in which we operate, or the Federal government, will not enact legislation that increases gaming tax rates. Such increases, if adopted, could have a material adverse effect on our business, financial condition and results of operation.

We could lose the right to pursue the St. Louis City and St. Louis County projects if we fail to meet the conditions imposed by the Missouri Gaming Commission.

We have entered into a redevelopment agreement with the City of St. Louis and a lease and development agreement with St. Louis County with respect to the two St. Louis casinos and mixed-use facilities. However, we cannot assure you that we will complete the projects. The City of St. Louis may terminate the redevelopment agreement and St. Louis County may terminate the St. Louis County lease and development agreement under certain instances. Under both the City of St. Louis redevelopment agreement and the St. Louis County lease and development agreement, if we fail to complete the applicable project in accordance with the terms of the applicable agreement, we will owe monetary penalties and liquidated damages.

In September 2004, one of our subsidiaries was selected by the Missouri Gaming Commission to proceed for licensing for the operation of the casinos to be developed in the City of St. Louis and St. Louis County. The issuance of the operating licenses is subject to, among other requirements, (i) the completion of construction of the facilities and obtaining permits and the necessary land for construction of a road for access to the St. Louis County facilities by certain completion dates, (ii) maintaining an interest coverage ratio (as defined by the Missouri Gaming Commission) of at least 2.0x, (iii) compliance with the statutory requirements regarding riverboat gaming, including the requirement that each casino is located within 1,000 feet of the Missouri River or the Mississippi River and (iv) the suitability of Pinnacle and its key persons as defined by Missouri law. The issuance of the operating licenses is in the discretion of the Missouri Gaming Commission. Although our subsidiary was selected by the Missouri Gaming Commission to proceed for licensing, we cannot assure you that the licenses will ultimately be granted. We have invested a significant amount of capital in these projects, which may be lost or difficult to recoup in the event that the licenses are not ultimately granted to us by the Missouri Gaming Commission.

Our industry is highly regulated, which makes us dependent on obtaining and maintaining gaming licenses and subjects us to potentially significant fines and penalties.

The ownership, management and operation of gaming facilities is subject to extensive state and local regulation. The rules and regulations of the states and local jurisdictions in which we and our subsidiaries conduct gaming operations require us to hold various licenses, registrations, permits and approvals and to obtain findings of suitability. The various regulatory authorities, including the Indiana Gaming Commission, the Louisiana Gaming Control Board, the Missouri Gaming Commission, the Nevada State Gaming Control Board, the Nevada Gaming Commission, and the New Jersey Casino Control Commission, may, among other things, limit, condition, suspend, revoke or fail to renew a license to conduct gaming operations or prevent us from owning the securities of any of our gaming subsidiaries for any cause deemed reasonable by such licensing authorities. Substantial fines or forfeitures of assets for violations of gaming laws or regulations may be levied against us, our subsidiaries and the persons involved.

To date, we have obtained all governmental licenses, findings of suitability, registrations, permits and approvals necessary for the operation of our gaming facilities. However, we cannot assure you that we will be able to obtain any new licenses, registrations, permits, approvals and findings of suitability that may be required in the future or that existing ones will be renewed or will not be suspended or revoked. Any expansion of our gaming operations in our existing jurisdictions or into new jurisdictions will require various additional licenses, findings of suitability, registrations, permits and approvals of the gaming authorities. The approval process can be time consuming and costly and has no assurance of success.

Potential changes in the regulatory environment could harm our business.

From time to time, legislators and special interest groups have proposed legislation that would restrict or prevent gaming operations. Any new restriction on or prohibition of our gaming operations could force us to curtail operations and incur significant losses.

The concentration and evolution of the slot machine manufacturing industry could impose additional costs on us.

A majority of our revenues are attributable to slot machines operated by us at our casinos. It is important, for competitive reasons, that we offer the most popular and up to date slot machine games with the latest technology to our customers. We believe that one company in particular provides a majority of all slot machines sold in the U.S.

We believe that in recent years the prices of new slot machines have escalated faster than the rate of inflation. Furthermore, in recent years, slot machine manufacturers have frequently refused to sell slot machines featuring the most popular games, instead requiring participating lease arrangements. Generally, a participating lease is substantially more expensive over the long term than the cost to purchase a new machine.

For competitive reasons, we may be forced to purchase new slot machines or enter into participating lease arrangements that are more expensive than our current costs associated with the continued operation of our existing slot machines. If the newer slot machines do not result in sufficient incremental revenues to offset the increased investment and participating lease costs, it could hurt our profitability.

Adverse weather conditions, highway construction, gasoline shortages, and other factors affecting our facilities and the areas in which we operate could make it more difficult for potential customers to travel to our properties and deter customers from visiting our properties.

Our continued success depends upon our ability to draw customers from each of the geographic markets in which we operate. Adverse weather conditions or highway construction can deter our customers from traveling to our facilities or make it difficult for them to frequent our properties. In addition, gasoline shortages or fuel price increases in regions that constitute a significant source of customers for our properties could make it more difficult for potential customers to travel to our properties and deter customers from visiting our properties.

Our dockside gaming facilities in Indiana and Louisiana, as well as any additional riverboat or dockside casino properties that might be developed or acquired, are also subject to risks, in addition to those associated with land-based casinos, that could disrupt our operations. Although none of our vessels leave their moorings in normal operations, there are risks associated with the movement or mooring of vessels on waterways, including risks of casualty due to river turbulence, flooding, collisions with other vessels and severe weather conditions.

Our results of operations and financial condition could be materially adversely affected by the occurrence of natural disasters, such as hurricanes, or other catastrophic events, including war and terrorism.

Natural disasters such as major hurricanes, floods, fires and earthquakes could adversely impact our business and operating results. Hurricanes are common to the areas in which our Louisiana properties are located and the severity of such natural disasters is unpredictable. In 2005, Hurricanes Katrina and Rita caused significant damage in the Gulf Coast region. Our Boomtown New Orleans casino was forced to close for 34 days as a result of Hurricane Katrina. Hurricane Rita caused significant damage in the Lake Charles, Louisiana area and forced our L’Auberge du Lac resort to close for 16 days in addition to causing physical damage. We cannot currently predict the long-term impact that the recent hurricanes or any future natural disasters will have on our ability to maintain our customer base or to sustain our business activities.

Catastrophic events such as terrorist and war activities in the United States and elsewhere have had a negative impact on travel and leisure expenditures, including lodging, gaming (in some jurisdictions) and tourism. We cannot predict the extent to which such events may affect us, directly or indirectly, in the future. We also cannot assure you that we will be able to obtain any insurance coverage with respect to occurrences of terrorist acts and any losses that could result from these acts. If there is a prolonged disruption at our properties due to natural disasters, terrorist attacks or other catastrophic events, or if several of our properties simultaneously experience such events, our results of operations and financial condition could be materially adversely affected.

The loss of management and other key personnel could significantly harm our business.

Our continued success and our ability to maintain our competitive position is largely dependent upon, among other things, the efforts and skills of our senior management team, including Daniel R. Lee, our Chairman of the Board and Chief Executive Officer. Although we have entered into an employment agreement with Mr. Lee and certain of our other senior managers, we cannot guarantee that these individuals will remain with us. If we lose the services of any members of our management team or other key personnel, our business may be significantly impaired. We cannot assure you that we will be able to retain our existing senior management personnel or attract additional qualified senior management personnel.

In addition, our officers, directors and key employees also are required to file applications with the gaming authorities in each of the jurisdictions in which we operate and are required to be licensed or found suitable by these gaming authorities. If the gaming authorities were to find an officer, director or key employee unsuitable for licensing or unsuitable to continue having a relationship with us, we would have to sever all relationships with that person. Furthermore, the gaming authorities may require us to terminate the employment of any person who refuses to file appropriate applications. Either result could significantly impair our gaming operations.

We experience seasonal fluctuations that significantly impact our quarterly operating results.

We experience significant fluctuations in our quarterly operating results due to seasonality and other factors. Historically, the summer months are our strongest period and the winter months are our slowest period.

We are subject to litigation which, if adversely determined, could cause us to incur substantial losses.

We are, from time to time, during the normal course of operating our businesses, subject to various litigation claims and legal disputes. Some of the litigation claims may not be covered under our insurance policies or our insurance carriers may seek to deny coverage. As a result, we might be required to incur significant legal fees, which may have a material adverse impact on our financial position. In addition, because we cannot predict the outcome of any action, it is possible that, as a result of current and/or future litigation, we will be subject to adverse judgments or settlements that could significantly reduce our earnings or result in losses.

We face environmental and archaeological regulation of our real estate.

Our business is subject to a variety of federal, state and local governmental regulations relating to the use, storage, discharge, emission and disposal of hazardous materials. Failure to comply with such laws could result in the imposition of severe penalties or restrictions on our operations by government agencies or courts of law or the incurrence of significant costs of remediation of hazardous materials. A material fine or penalty, severe operational or development restriction, or imposition of material remediation costs could adversely affect our business.

In addition, the locations of our current or future developments may coincide with sites containing archaeologically significant artifacts, such as Native American remains and artifacts. Federal, state and local governmental regulations relating to the protection of such sites may require us to modify, delay or cancel construction projects at significant cost to us.

Economic and political conditions, including slowdowns in the economy, and other factors affecting discretionary consumer spending may harm our operating results.

The strength and profitability of our business depends on consumer demand for hotel casino resorts and gaming in general and for the type of amenities we offer. A general downturn in economic conditions, changes in consumer preferences or other factors affecting discretionary consumer spending, including general or regional economic conditions, disposable consumer income, fears of recession and consumer confidence in the economy, could harm our business. An extended period of reduced discretionary spending and/or disruptions or declines in travel could significantly harm our operations.

Risks Related to our Common Stock

Our stock price has been and may remain volatile, and the value of your common stock may decline as a result of this volatility.

The market price of our common stock has been in the past, and may in the future be, subject to wide fluctuations in response to factors such as:

•	variations in quarterly operating results;

•	lower-than-expected results from the openings of our new facilities;

•	announcements, by us or our competitors, of acquisitions, strategic partnerships, joint ventures or capital commitments;

•	speculation about takeover or acquisition activity;

•	the public’s reaction to our press releases, our other public announcements and our filings with the SEC;

•	changes in recommendations or financial estimates by securities analysts;

•	loss or threat of loss of material gaming licenses;

•	grant of new gaming licenses to our competitors, whether in our markets or in adjacent gaming markets;

•	conditions and trends in the gaming industry, including new state regulation or taxes enacted by state legislatures;

•	general conditions in the economy;

•	the receptivity of the capital markets to any future financings; and

•	the other factors described in or referred to in “Risk Factors” and “Disclosure Regarding Forward-Looking Statements.”

In addition, in recent years, the stock market has experienced significant price and volume fluctuations, which are often unrelated to the performance or condition of particular companies. Such broad market fluctuations could adversely affect the market price of our common stock. Following periods of volatility in the market price of a particular company’s securities, securities class action litigation has often been brought against a company. If we become subject to this kind of litigation in the future, it could result in substantial litigation costs, damages awards against us, and the diversion of our management’s attention and resources.

You will be relying on the judgment of our management regarding our use of proceeds.

We may use some or all of the net proceeds from this offering for general corporate purposes, including capital expenditures for new development projects. Consequently, our management will have significant flexibility in applying the net proceeds. You will be relying on the judgment of our management regarding the application of the proceeds. Our management will have the ability to change the application of the proceeds of this offering without stockholder approval.

We may incur additional debt that could limit our operating flexibility and negatively affect the value of our common stock.

In the future, we may incur additional debt which may be governed by an indenture or other instrument containing covenants that could place restrictions on the operation of our business and the execution of our business strategy in addition to the restrictions on our business already contained in the agreements governing our existing debt. In addition, we may choose to issue debt that is convertible or exchangeable for other securities, including our common stock, or that has rights, preferences and privileges senior to our common stock. Because any decision to issue debt securities will depend on market conditions and other factors beyond our control, we cannot predict or estimate the amount, timing or nature of any future debt financings and we may be required to accept unfavorable terms for any such financings. Accordingly, any future issuance of debt could dilute the interest of holders of our common stock and reduce the value of our common stock.

Provisions in our charter documents, Delaware law and gaming regulations may prevent or delay acquisition of us, which could decrease the value of your shares.

Our certificate of incorporation and bylaws, Delaware law and various gaming regulatory laws contain provisions that could make it harder for a third party to acquire us without the consent of our board of directors. These provisions include those that:

•	permit our board of directors, without stockholder approval, to issue preferred stock in one or more series, to establish from time to time the number of shares to be included in each series, and to fix the rights, preferences and privileges of the shares of each wholly unissued series and any of its qualifications, limitations or restrictions including its voting, conversion or liquidation rights, or rights to acquire preferred stock, which may adversely affect the rights of holders of our common stock and may have the effect of delaying, deferring or preventing a change of control of our company or an unsolicited acquisition proposal;

•	permit only a majority of our directors in office to fill any vacancy on our board of directors;

•	limit the persons who may call special meetings of stockholders;

•	establish advance notice requirements for nominations for election to the board of directors or for proposing matters that can be presented at stockholder meetings; and

•	requirements by gaming authorities involving licensing by shareholders that may be in a position of control.

Moreover, because we are incorporated in Delaware, we are governed by the provisions of Section 203 of the Delaware General Corporation Law, which prohibits a person who owns in excess of 15% of our outstanding voting stock from merging or combining with us for a period of three years after the date of the transaction in which the person acquired in excess of 15% of our outstanding voting stock, unless the merger or combination is approved in a prescribed manner or certain other specified conditions are met. These provisions would apply even if the offer may be considered beneficial by some stockholders.

We may redeem your shares or the shares of others due to regulatory considerations, either as required by gaming regulators or in our discretion.

Our certificate of incorporation grants us the power to redeem our securities or the securities of our affiliated companies from a person who owns or controls these securities if:

•	that person is determined by a governmental gaming authority to be unsuitable to own or control these securities, or

•	in the sole discretion of our board of directors, that person is deemed likely to jeopardize our right to conduct gaming activities in any of the jurisdictions in which we conduct or intend to conduct gaming activities.

Under the foregoing circumstances, we may redeem, and if required by the applicable gaming authority must redeem, that person’s securities to the extent required by the gaming authority or deemed necessary or advisable by us. The redemption price will be determined by the gaming authority or otherwise will be a price deemed reasonable by us, which in our discretion could be the original purchase price, the then current trading price of the securities or another price that we determine. Furthermore, we may pay the redemption price in cash, by promissory note, or a combination of both, as required by the gaming authority or otherwise as we elect.

DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

Some of the statements in this prospectus supplement, the accompanying prospectus, any other offering material and any documents we incorporate by reference may constitute “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. The Private Securities Litigation Reform Act of 1995 provides certain “safe harbor” provisions for forward-looking statements. All forward-looking statements made in this prospectus supplement, the accompanying prospectus, any other offering material and any documents we incorporate by reference are made pursuant to the Private Securities Litigation Reform Act. Words such as, but not limited to, “believe,” “expect,” “anticipate,” “estimate,” “intend,” “plan,” and similar expressions are intended to identify forward-looking statements. Forward-looking statements include, without limitation, statements regarding our expansion and development plans, cash needs, cash reserves, liquidity, operating and capital expenses, financing options, expense reductions, operating results, pending regulatory matters and our expectations of revenues, operating income, EBITDA, net income and operating results for the fourth quarter of 2006. Although we believe our plans, intentions and expectations reflected in or suggested by these forward-looking statements are reasonable, we cannot assure you that we will achieve or realize these plans, intentions or expectations, and actual results may differ materially from those that might be anticipated from forward-looking statements. This can occur as a result of inaccurate assumptions or as a consequence of known or unknown risks and uncertainties. Factors that may cause our actual performance to differ materially from that contemplated by such forward-looking statements include, among others:

•	because of the preliminary nature of the information currently available to us regarding the fourth quarter of 2006, we may discover additional developments of which we are currently unaware;

•	our substantial funding needs in connection with our development projects, our current expansion projects and other capital-intensive projects will require us to raise substantial amounts of money from outside sources;

•	insufficient revenue generated from our new developments and acquired properties and/or lower than expected results from the opening of our new facilities may strain our financial resources and negatively impact the market for our securities;

•	many factors could prevent us from completing our construction and development projects as planned, including the escalation of construction costs beyond increments anticipated in our construction budgets;

•	development of our Atlantic City development site presents many risks, and we may not realize the financial and strategic goals that are contemplated from the development;

•	the gaming industry is very competitive, and increased competition, including by Native American gaming facilities, could adversely affect our profitability;

•	we may not meet the conditions for the maintenance of the licenses associated with the Louisiana entities that we plan to utilize for our Sugarcane Bay and Baton Rouge projects and we may not reach agreements with respect to the land to be acquired for the Sugarcane Bay project;

•	our present indebtedness and projected future borrowings could have adverse consequences to us; future cash flows may not be sufficient to meet our obligations and we might have difficulty obtaining additional financing; we may experience adverse effects due to interest rate and exchange rate fluctuations;

•	the terms of our credit facility and the indentures governing our subordinated indebtedness impose operating and financial restrictions on us;

•	damage and closures caused by Hurricanes Katrina and Rita in the New Orleans and Lake Charles areas make our future operating results at Boomtown New Orleans and L’Auberge du Lac less predictable and we expect operating results and margins at our Boomtown New Orleans facility to compare negatively to the results of immediate post-hurricane periods;

•	issues with respect to our insurance policies could affect our recovery of further insurance proceeds associated with recent hurricane damage and related business interruption;

•	recent natural disasters have made it difficult for us to obtain similar levels of Weather Catastrophe Occurrence, Flood and Earthquake insurance coverage for our properties compared to our previous coverage;

•	we operate in a highly taxed industry and may be subject to higher taxes in the future;

•	we could lose the right to pursue the St. Louis City and St. Louis County projects if we fail to meet the conditions imposed by the Missouri Gaming Commission;

•	our industry is highly regulated, which makes us dependent on obtaining and maintaining gaming licenses and subjects us to potentially significant fines and penalties;

•	potential changes in the regulatory environment could harm our business;

•	the concentration and evolution of the slot machine manufacturing industry could impose additional costs on us;

•	adverse weather conditions, highway construction, gasoline shortages, and other factors affecting our facilities and the areas in which we operate could make it more difficult for potential customers to travel to our properties and deter customers from visiting our properties;

•	our results of operations and financial condition could be materially adversely affected by the occurrence of natural disasters, such as hurricanes, or other catastrophic events, including war and terrorism;

•	the loss of management and other key personnel could significantly harm our business;

•	we experience seasonal fluctuations that significantly impact our quarterly operating results;

•	we are subject to litigation which, if adversely determined, could cause us to incur substantial losses;

•	we face environmental and archaeological regulation of our real estate; and

•	economic and political conditions, including slowdowns in the economy, and other factors affecting discretionary consumer spending may harm our operating results.

In addition, these statements could be affected by general domestic and international economic and political conditions, uncertainty as to the future direction of the economy and vulnerability of the economy to domestic or international incidents, as well as market conditions in our industry.

We caution the reader that the factors described above may not be exhaustive. We operate in a continually changing business environment, and new risk factors emerge from time to time. Management cannot predict such new risk factors, nor can it assess the impact, if any, of such new risk factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those projected in any forward-looking statements. We undertake no obligation to publicly update or revise these forward-looking statements, whether as a result of new information, future events or otherwise.

USE OF PROCEEDS

We estimate that our net proceeds from this offering without exercise of the option to purchase additional shares will be approximately $307.4 million, based on an offering price of $32.00 per share, and after deducting underwriting discounts and commissions and estimated offering expenses totaling approximately $12.6 million.

We expect to use the net proceeds from this offering for general corporate purposes and to provide a portion of the funds needed for one or more of our capital projects, including the following:

•	Expansion projects, including our Boomtown New Orleans expansion and renovation project, construction of a third tower at our Belterra facility and addition of 250 guestrooms at our L’Auberge du Lac facility;

•	Construction projects, including our Lumiere Place project in downtown St. Louis, Missouri and our River City project in St. Louis County, Missouri;

•	Development projects such as Sugarcane Bay in Lake Charles, Louisiana, adjacent to our L’Auberge du Lac facility and our Atlantic City, New Jersey project;

•	Future development projects such as our Baton Rouge, Louisiana project and our Central City, Colorado project; and

•	Other general corporate purposes, including joint venture arrangements, acquisitions, property expansions and other capital expenditures.

Pending application for the above purposes, the net proceeds from this offering will be invested in cash equivalents or will be used to pay down, temporarily, borrowings under our revolving credit facility. Certain underwriters or their affiliates are lenders under our revolving credit facility and may receive a portion of the proceeds from this offering. See “Underwriting—Other Relationships.” As of September 30, 2006, after giving effect to our additional borrowings upon the closing of the amendment to our credit facility on November 17, 2006, the outstanding balance of our revolving credit facility would have been $60 million, and would have bore interest at LIBOR plus 1.50% per annum, which would have equaled a rate of 6.83%. The credit facility expires in 2011. We have used the proceeds of borrowings since January 1, 2006 under our revolving credit facility for acquisition activities and general corporate purposes.

If the underwriters exercise their option to purchase additional shares in full, we will issue and sell an additional 1,500,000 shares of common stock and estimate that we will receive additional net proceeds of approximately $46.1 million, based on an offering price of $32.00 per share. See “Underwriting.”

PRICE RANGE OF COMMON STOCK AND DIVIDEND POLICY

Our common stock is quoted on the New York Stock Exchange under the symbol “PNK”. The table below sets forth the high and low sales prices of our common stock as reported on the New York Stock Exchange for the periods indicated.

	High	Low
Fiscal 2005:
First Quarter	$20.10	$15.31
Second Quarter	20.33	14.38
Third Quarter	25.67	16.05
Fourth Quarter	25.40	16.78
Fiscal 2006:
First Quarter	$31.25	$24.32
Second Quarter	32.09	26.87
Third Quarter	30.97	23.69
Fourth Quarter	37.40	28.24
Fiscal 2007:
First Quarter (through January 11, 2007)	$34.03	$29.86

On January 11, 2007, the last reported sale price of our common stock on the New York Stock Exchange was $32.39 per share. As of January 11, 2007, there were approximately 2,519 holders of record of our common stock. The number of record holders does not include beneficial owners whose shares are held in the name of banks, brokers, nominees or other fiduciaries.

We have not declared or paid any cash dividends on our common stock since 1992. We plan to retain earnings to finance our future growth and have no current plans to pay cash dividends to our stockholders. The payment of any future cash dividends will be at the sole discretion of our board of directors and will depend upon, among other things, our future earnings, our capital requirements, and our general financial condition. Our ability to declare or pay dividends on our common stock is limited under our amended credit facility and the indentures governing our 8.25% senior subordinated notes and 8.75% senior subordinated notes.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and capitalization as of September 30, 2006:

•	on an actual basis; and

•	as adjusted to give effect to our issuance (as if this offering occurred on September 30, 2006) of 10,000,000 shares of our common stock and the receipt of the net proceeds from this offering (see “Use of Proceeds”) at a price of $32.00 per share.

You should read this information together with our audited and unaudited consolidated financial statements and related notes incorporated by reference into this prospectus supplement, and the section entitled “Use of Proceeds” included elsewhere in this prospectus supplement.

	As of September 30, 2006
	Actual	As Adjusted(a)
	(in thousands, except share amounts)
Cash, cash equivalents and restricted cash	$307,936	$615,346

Long-term debt, including current portion:
Amended credit facility	$200,000	$200,000
8.25% senior subordinated notes due 2012(b)	302,913	302,913
8.75% senior subordinated notes due 2013(c)	133,276	133,276
Other debt	1,198	1,198

Total long-term debt	$637,387	$637,387

Stockholders’ equity:
Preferred stock ($1.00 par value, 250,000 shares authorized; no shares issued and outstanding)	—	—
Common stock ($0.10 par value, 100,000,000 shares authorized; 48,060,242 shares outstanding (net of treasury shares); 58,060,242 shares outstanding on an “as adjusted” basis (net of treasury shares))	5,007	6,007
Capital in excess of par value	621,378	927,788
Retained earnings	101,076	101,076
Treasury stock	(20,090)	(20,090)
Accumulated other comprehensive loss—currency translation of foreign assets	(12,053)	(12,053)

Total stockholders’ equity	695,318	1,002,728

Total capitalization	$1,332,705	$1,640,115

(a)

The “As Adjusted” amounts have not been adjusted to reflect (a) the sale of our Biloxi, Mississippi facility to Harrah’s Entertainment, Inc. for $45 million in cash and purchase of two Louisiana entities from Harrah’s Entertainment, Inc. for $70 million in cash on November 9, 2006, (b) the purchase, on November 17, 2006, of the entities owning the Atlantic City development site for approximately $275 million in cash, of which approximately $225 million was paid at closing and $50 million was paid from an escrow deposit made in September 2006, (c) the funding of $60 million of the incremental revolving facility and the $75 million incremental term loan under the amended credit facility on November 17, 2006, less estimated fees and expenses of approximately $2.3 million upon the closing of the amendment to the amended credit facility on November 17, 2006, (d) the receipt of an additional $15 million in insurance proceeds after September 30, 2006 in connection with our Biloxi, Mississippi property and (e) the purchase, on December 20, 2006, of the entity owning the President Casino—St. Louis for approximately $33.4 million in cash at closing; and (6) the recovery of approximately $50.4 million in cash in late December 2006 from the bankruptcy estate of PRC-MO. As further adjusted for these transactions and the “as adjusted” effect described in the paragraphs preceding the table above, as of September 30, 2006, our cash, restricted cash and equivalents would have been approximately $530.0 million and our total notes payable would have been approximately $772.4 million.

(b)	The $200.0 million aggregate principal amount of the 8.25% notes we issued on March 15, 2004 were issued at a price of 99.282% of par to yield 8.375% to maturity. The $100.0 million aggregate principal amount of 8.25% notes we issued on December 3, 2004 were issued at a price of 105% of par to yield 7.35% to maturity and 7.10% to the first par call date.
(c)	The $135.0 million aggregate principal amount of the 8.75% notes we issued on September 25, 2003 were issued at a price of 98.369% of par to yield 9.00% to maturity.

The foregoing table excludes an aggregate of 5,780,069 shares of common stock that may be issued upon the exercise of stock options outstanding as of September 30, 2006, with a weighted average exercise price of $13.05 per share and also excludes 1,048,015 shares of common stock reserved for future stock option grants as of September 30, 2006. We are currently negotiating a settlement with R.D. Hubbard, the former chairman of our board of directors, to resolve litigation regarding, among other things, the exercisability of options to purchase 322,000 shares of our common stock which had been granted to Mr. Hubbard during his service with us. We expect that the settlement will involve a payment by us to Mr. Hubbard as reimbursement for his legal fees and his forfeiture of the above-mentioned options, among other provisions. Such options have, nevertheless, been included in the above totals, as such settlement has not yet been finalized.

UNDERWRITING

Subject to the terms and conditions in an underwriting agreement among us and Bear, Stearns & Co. Inc. and Lehman Brothers Inc., acting as representatives of the underwriters named below and joint book-running managers for this offering, which we will file as an exhibit to our Current Report on Form 8-K and incorporate by reference into this prospectus supplement and the accompanying prospectus, we have agreed to sell to the underwriters, and the underwriters severally have agreed to purchase from us the number of shares of common stock listed opposite their names below.

Underwriter	Number of Shares
Bear, Stearns & Co. Inc.	3,200,000
Lehman Brothers Inc.	3,200,000
Deutsche Bank Securities Inc.	800,000
Merrill Lynch, Pierce, Fenner & Smith Incorporated	350,000
J.P. Morgan Securities, Inc.	350,000
Banc of America Securities LLC	250,000
Wachovia Capital Markets, LLC	250,000
SG Americas Securities, LLC	200,000
Wells Fargo Securities, LLC	200,000
CIBC World Markets Corp.	150,000
Davenport & Company LLC	150,000
Keybanc Capital Markets, a Division of McDonald Investments, Inc.	150,000
Morgan Joseph & Co.	150,000
Commerzbank Capital Markets Corporation	100,000
Crowell, Weedon & Co.	100,000
Gabelli & Company Inc.	100,000
Noble International Investments Inc.	100,000
Nollenberger Capital Partners Inc.	100,000
Sterne, Agee & Leach, Inc.	100,000

Total	10,000,000

The underwriters have agreed to purchase all of the shares sold under the underwriting agreement if any of these shares are purchased. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the non-defaulting underwriters may be increased or the underwriting agreement may be terminated.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect of those liabilities.

The underwriters are offering the shares, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the shares, and other conditions contained in the underwriting agreement, such as the receipt by the underwriters of officer’s certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

Other Relationships

Certain of the underwriters have and may, from time to time, engage in transactions with and perform services (including general financing and advisory services) for us in the ordinary course of their business. We have a $625.0 million revolving credit facility and a $375.0 million term loan facility under which Lehman Brothers Inc. and Bear, Stearns & Co. Inc. act as Joint Advisors, Joint Lead Arrangers, and Joint Book Runners, a related entity of Lehman Brothers Inc. acts as Administrative Agent, certain related entities of Wells Fargo Securities, LLC act as Lead Arranger and Joint Documentation Agent, and Deutsche Bank Securities Inc. and certain related entities of SG Americas Securities, LLC act as Joint Documentation Agents. Certain of the underwriters or their related parties are lenders under the credit facilities and, together with the entities referenced above, have received customary interest, non-usage and other fees and expenses in connection with our revolving credit facility and term loan facility. The net proceeds of this offering may be used to repay amounts outstanding under our revolving credit facility. As a result, certain of the underwriters may receive more than 10% of the net proceeds of this offering. This offering is being made in compliance with the requirements of Rule 2720(c) of the Conduct Rules of the National Association of Securities Dealers, Inc. As a bonafide market exists for our shares of common stock, the NASD does not require that we use a qualified independent underwriter for this offering.

Commissions and Discounts

The underwriters have advised us that they propose initially to offer the shares to the public at the public offering price on the cover page of this prospectus and to dealers at that price less a concession not in excess of $0.75 per share. After the public offering, the public offering price and concession may be changed.

The following table shows the public offering price, underwriting discount and proceeds before expenses to us. The information assumes either no exercise or full exercise by the underwriters of their over-allotment option.

	Per Share	Without Option	With Option

Public offering price	$32.00	$320,000,000	$368,000,000
Underwriting discount	$1.25	$12,500,000	$14,375,000
Proceeds, before expenses, to us	$30.75	$307,500,000	$353,625,000

The underwriters have agreed to pay us certain amounts in respect of fees and expenses incurred by us in connection with this offering and certain additional amounts in the event the underwriters’ over-allotment option is exercised. We currently estimate the expenses of the offering, excluding the underwriting discount and commissions and related fees and any payment by the underwriters in respect of fees and expenses, to be approximately $890,000.

Over-Allotment Option

We have granted the underwriters an option exercisable for 30 days from the date of this prospectus to purchase a total of up to 1,500,000 additional shares at the public offering price less the underwriting discount. The underwriters may exercise this option solely to cover any over-allotments, if any, made in connection with this offering. To the extent the underwriters exercise this option in whole or in part, each will be obligated, subject to conditions contained in the underwriting agreement, to purchase a number of additional shares approximately proportionate to that underwriter’s initial commitment amount reflected in the above table.

If the underwriters sell more shares than could be covered by the over-allotment option, a naked short position would be created that can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

No Sales of Similar Securities

We, each of our executive officers and directors have agreed, subject to certain exceptions, not to sell or transfer any shares of our common stock for 90 days after the date of this prospectus (which period could be extended by the underwriters for up to an additional 34 days under certain circumstances) without first obtaining the written consent of Bear, Stearns & Co. Inc.

The 90-day period described in the preceding paragraph will be automatically extended if: (i) during the last 17 days of the 90-day period we issue an earnings release or announce material news or a material event; or (ii) prior to the expiration of the 90-day period, we announce that we will release earnings results during the 16-day period following the last day of the 90-day period, in either of which case the restrictions described in the preceding paragraph will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the announcement of the material news or material event.

Stabilization, Short Positions and Penalty Bids

The underwriters may engage in over-allotment, stabilizing transactions, syndicate covering transactions and penalty bids in accordance with Regulation M under the Securities Exchange Act of 1934.

•	Over-allotment involves syndicate sales in excess of the offering size, which creates a syndicate short position.

•	Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

•	Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions.

•	Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member is purchased in a syndicate covering transaction to cover syndicate short positions.

Stabilizing transactions, syndicate covering transactions and penalty bids may cause the price of our common stock to be higher than it would otherwise be in the absence of these transactions. These transactions may be effected on The New York Stock Exchange or otherwise and, if commenced, may be discontinued at any time.

Electronic Distribution

A prospectus in electronic format may be made available on the Internet sites or through other online services maintained by one or more of the underwriters and/or selling group members participating in this offering, or by their affiliates. In those cases, prospective investors may view offering terms online and, depending upon the particular underwriter or selling group member, prospective investors may be allowed to place orders online. The underwriters any agree with us to allocate a specific number of shares for sale to online brokerage account holders. Any such allocation for online distributions will be made by the representatives on the same basis as other allocations.

Other than the prospectus in electronic format, the information on any underwriter’s or selling group member’s web site and any information contained in any other web site maintained by an underwriter or selling group member is not part of the prospectus or the registration statement of which this prospectus supplement and the accompanying prospectus forms a part, has not been approved and/or endorsed by us or any underwriter or selling group member in its capacity as underwriter or selling group member and should not be relied upon by investors.

The New York Stock Exchange Listing

Our common stock is listed on The New York Stock Exchange under the symbol “PNK.”

Sales in Other Jurisdictions

Each of the underwriters has represented and agreed that:

•	it has not made or will not make an offer of shares to the public in the United Kingdom within the meaning of section 102B of the Financial Services and Markets Act 2000 (as amended) (FSMA) except to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities or otherwise in circumstances which do not require the publication by us of a prospectus pursuant to the Prospectus Rules of the Financial Services Authority (FSA);

•	it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of section 21 of FSMA) to persons who have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 or in circumstances in which section 21 of FSMA does not apply to us; and

•	it has complied with and will comply with all applicable provisions of FSMA with respect to anything done by it in relation to the shares in, from or otherwise involving the United Kingdom.

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a Relevant Member State), with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the Relevant Implementation Date), it has not made and will not make an offer of shares to the public in that Relevant Member State prior to the publication of a prospectus in relation to the shares which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of shares to the public in that Relevant Member State at any time:

•	to legal entities which are authorised or regulated to operate in the financial markets or, if not so authorised or regulated, whose corporate purpose is solely to invest in securities;

•	to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts; or

•	in any other circumstances which do not require the publication by the issuer of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer of shares to the public” in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase or subscribe the shares, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State and the expression “Prospectus Directive” means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

LEGAL MATTERS

The validity of the common stock offered hereby will be passed upon for us by Irell & Manella LLP, Los Angeles, California. Certain legal matters in connection with this offering will be passed upon for the underwriters by Latham & Watkins LLP, Los Angeles, California. Latham & Watkins LLP has from time to time provided legal services to us, other than in connection with this offering.

EXPERTS

The consolidated financial statements, the related financial statement schedule, and management’s report on the effectiveness of internal control over financial reporting incorporated in this prospectus by reference from the Pinnacle Entertainment, Inc. Annual Report on Form 10-K for the year ended December 31, 2005 and the Current Report on Form 8-K filed on January 5, 2007 have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports (which reports (1) express an unqualified opinion on the consolidated financial statements and financial statement schedule, (2) express an unqualified opinion on management’s assessment regarding the effectiveness of internal control over financial reporting, and (3) express an unqualified opinion on the effectiveness of internal control over financial reporting), which are incorporated herein by reference, and have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any materials we file with the SEC at the following location of the SEC:

Public Reference Room

100 F Street, N.E., Room 1580

Washington, D.C. 20549

You may obtain information about the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains a web site that contains information we file electronically with the SEC, which you can access over the Internet at http://www.sec.gov. We maintain a website at http://www.pnkinc.com with information about our company. Information contained on our web site or any other web site is not incorporated into this prospectus and does not constitute a part of this prospectus. Our website address referenced above is intended to be an inactive textual reference only and not an active hyperlink to our website. You can also obtain information about us at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The SEC allows us to “incorporate by reference” into this prospectus supplement the information we file with the SEC, which means that we can disclose important information to you by referring you to those documents. Any information referenced this way is considered to be part of this prospectus supplement, and any information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the following documents that we have filed with the SEC (other than, in each case, documents or information deemed to have been furnished and not filed in accordance with the SEC rules):

1. Our annual report on Form 10-K for the year ended December 31, 2005;

2. Our quarterly reports on Form 10-Q for the quarterly periods ended March 31, 2006, June 30, 2006, and September 30, 2006;

3. Our current reports on Form 8-K (including amendments thereto) filed on January 3, 2006, January 6, 2006, January 6, 2006, January 10, 2006, January 13, 2006, March 2, 2006, April 24, 2006, April 27, 2006, May 2, 2006 (excluding Item 2.02 and Exhibit 99.1 therein (except for the portion of Exhibit 99.1 considered filed under Item 8.01 therein)), May 3, 2006, May 5, 2006 (amending the Form 8-K filed on September 23, 2005), May 9, 2006, May 12, 2006, May 23, 2006, June 2, 2006, June 19, 2006, July 13, 2006, July 18, 2006, August 21, 2006, August 24, 2006 (as amended by Form 8-K/A filed on September 1, 2006), September 8, 2006, September 15, 2006, October 12, 2006, October 17, 2006, November 6, 2006 (covering Item 1.01), November 16, 2006, November 20, 2006, November 22, 2006, December 28, 2006, January 5, 2007 (covering Item 8.01 relating to updated historical financial statements), January 5, 2007 (covering Item 8.01 relating to Governmental Regulations and Licensing), January 8, 2007 (covering Item 5.02) and January 11, 2007;

4. Our proxy statement dated April 13, 2006; and

5. The description of our common stock contained in our registration statement on Form 8-A filed on August 10, 2001, as amended by our current reports on Form 8-K filed on January 26, 2004 and May 9, 2005.

We also incorporate by reference any future filings we make with the SEC (other than information furnished pursuant to Item 2.02 or Item 7.01 of Form 8-K or as otherwise permitted by the SEC’s rules) under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until we have sold all of the securities to which this prospectus supplement relates or the offering is otherwise terminated.

This prospectus supplement is part of a registration statement we have filed with the SEC on Form S-3 relating to the securities. As permitted by SEC rules, this prospectus supplement does not contain all of the information included in the registration statement and the accompanying exhibits and schedules we file with the SEC. We have filed certain legal documents that control the terms of the securities offered by this prospectus supplement as exhibits to the registration statement. We will file certain other legal documents that control the terms of the securities offered by this prospectus as exhibits to reports we file with the SEC. You may refer to the registration statement and the exhibits and schedules for more information about us and our securities. The registration statement and exhibits and schedules are also available at the SEC’s Public Reference Room or through its web site.

You may obtain a copy of these filings, at no cost, by writing or telephoning us at the following address:

Pinnacle Entertainment, Inc.

Investor Relations

3800 Howard Hughes Parkway

Las Vegas, Nevada 89109

(702) 784-7777

Exhibits to the filings will not be sent, however, unless those exhibits have specifically been incorporated by reference.

PROSPECTUS

PINNACLE ENTERTAINMENT, INC.

SENIOR DEBT SECURITIES

SENIOR SUBORDINATED DEBT SECURITIES

SUBORDINATED DEBT SECURITIES

PREFERRED STOCK

DEPOSITARY SHARES

COMMON STOCK

WARRANTS

GUARANTEES OF DEBT SECURITIES

PURCHASE CONTRACTS UNITS

We may, from time to time, offer to sell senior, senior subordinated or subordinated debt securities, preferred stock (either separately or represented by depositary shares), common stock, warrants and purchase contracts, as well as units that include any of these securities or securities of one or more other entities. The debt securities, preferred stock, warrants and purchase contracts may be convertible into or exercisable or exchangeable for common or preferred stock or other securities of our company or debt or equity securities of one or more other entities. This prospectus also covers guarantees, if any, of our obligations under any debt securities, which may be given by one or more of our subsidiaries.

We may offer the securities separately or together, in separate series or classes and in amounts, at prices and on terms described in one or more supplements to this prospectus and other offering material. In addition, this prospectus may be used to offer securities for the account of persons other than us.

We or any selling security holder may offer and sell these securities to or through one or more underwriters, dealers and agents, or directly to purchasers, on a continuous or delayed basis.

This prospectus describes some of the general terms that may apply to these securities. The specific terms of any securities to be offered, and any other information relating to a specific offering, will be set forth in a post-effective amendment to the registration statement of which this prospectus is a part, in a supplement to this prospectus, in other offering material related to the securities or may be set forth in one or more documents incorporated by reference in this prospectus.

Our common stock trades on the New York Stock Exchange under the symbol “PNK”.

None of the Securities and Exchange Commission, the Louisiana Gaming Control Board, the Indiana Gaming Commission, the Mississippi Gaming Commission, the Missouri Gaming Commission, the Nevada Gaming Commission, the Nevada State Gaming Control Board, the City of Reno, Nevada gaming authorities, and the California Gambling Control Commission, or any state securities commission or other gaming authority, has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is January 6, 2006

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission, or the SEC, using a “shelf” registration process. Under this shelf process, we may sell any combination of the securities described in this prospectus in one or more offerings.

This prospectus provides you with a general description of the securities offered by us. Each time we sell securities, we will provide a prospectus supplement that will contain specific information about the terms of that offering. The prospectus supplement and any other offering material may also add to, update or change information contained in the prospectus or in documents we have incorporated by reference into this prospectus and, accordingly, to the extent inconsistent, information in or incorporated by reference in this prospectus is superseded by the information in the prospectus supplement and any other offering material related to such securities.

The prospectus supplement to be attached to the front of this prospectus may describe, as applicable: the terms of the securities offered, the initial public offering price, the price paid for the securities, net proceeds and the other specific terms related to the offering of these securities.

You should read carefully the entire prospectus, as well as the documents incorporated by reference in the prospectus, the applicable prospectus supplement and any other offering material, before making an investment decision.

When used in this prospectus, the terms “Pinnacle Entertainment,” “the Company,” “we,” “us,” and “our” refer to Pinnacle Entertainment, Inc., a Delaware corporation, and its consolidated subsidiaries, unless the context otherwise requires.

i

You should rely only on the information contained or incorporated by reference in this prospectus, any prospectus supplement and any other offering material. We have not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not making an offer to sell these securities in any jurisdiction where the offer and sale is not permitted. You should not assume that the information appearing in this prospectus, any prospectus supplement, any other offering material or the documents incorporated by reference herein or therein is accurate as of any date other than their respective dates, regardless of the time of delivery of this prospectus, any prospectus supplement, any other offering material or any sale of a security. Our business, financial condition, results of operation and prospects may have changed since those dates.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any materials we file with the SEC at the following location of the SEC:

Public Reference Room

100 F Street, N.E., Room 1580

Washington, D.C. 20549

You may obtain information about the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains a web site that contains information we file electronically with the SEC, which you can access over the Internet at http://www.sec.gov. We maintain a website at http://www.pnkinc.com with information about our company. Information contained on our web site or any other web site is not incorporated into this prospectus and does not constitute a part of this prospectus. Our website address referenced above is intended to be an inactive textual reference only and not an active hyperlink to our website. You can also obtain information about us at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The SEC allows us to “incorporate by reference” into this prospectus the information we file with the SEC, which means that we can disclose important information to you by referring you to those documents. Any information referenced this way is considered to be part of this prospectus, and any information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the following documents that we have filed with the SEC (other than, in each case, documents or information deemed to have been furnished and not filed in accordance with the SEC rules):

1.  Our annual report on Form 10-K for the year ended December 31, 2004, as amended by Form 10-K/A filed May 9, 2005;

2.  Our quarterly reports on Form 10-Q for the quarterly periods ended March 31, 2005, June 30, 2005, and September 30, 2005;

3.  Our current reports on Form 8-K (including amendments thereto) filed on January 12, 2005, January 14, 2005, February 17, 2005 (reporting Item 5.02), February 18, 2005, March 21, 2005, May 9, 2005, May 10, 2005 (as amended by Form 8-K/A filed on June 13, 2005), May 20, 2005, June 13, 2005, August 23, 2005, September 7, 2005, September 23, 2005 (as amended by Form 8-K/A filed on November 14, 2005), September 29, 2005, October 5, 2005, October 17, 2005, December 20, 2005, December 23, 2005, January 3, 2006, January 6, 2006 and January 6, 2006;

4.  Our proxy statement dated April 4, 2005; and

5.  The description of our common stock contained in our registration statement on Form 8-A filed on August 10, 2001, as amended by our current reports on Form 8-K filed on January 26, 2004 and May 9, 2005.

We also incorporate by reference any future filings we make with the SEC (other than information furnished pursuant to Item 2.02 or Item 7.01 of Form 8-K or as otherwise permitted by the SEC’s rules) under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until we have sold all of the securities to which this prospectus relates or the offering is otherwise terminated.

This prospectus is part of a registration statement we have filed with the SEC on Form S-3 relating to the securities. As permitted by SEC rules, this prospectus does not contain all of the information included in the registration statement and the accompanying exhibits and schedules we file with the SEC. We have filed certain legal documents that control the terms of the securities offered by this prospectus as exhibits to the registration statement. We will file certain other legal documents that control the terms of the securities offered by this prospectus as exhibits to reports we file with the SEC. You may refer to the registration statement and the exhibits and schedules for more information about us and our securities. The registration statement and exhibits and schedules are also available at the SEC’s Public Reference Room or through its web site.

You may obtain a copy of these filings, at no cost, by writing or telephoning us at the following address:

Pinnacle Entertainment, Inc.

Investor Relations

3800 Howard Hughes Parkway

Las Vegas, Nevada 89109

(702) 784-7777

Exhibits to the filings will not be sent, however, unless those exhibits have specifically been incorporated by reference.

DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

Some of the statements in this prospectus, any prospectus supplement, any other offering material and any documents we incorporate by reference may constitute “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. The Private Securities Litigation Reform Act of 1995 provides certain “safe harbor” provisions for forward-looking statements. All forward-looking statements made in this prospectus, any prospectus supplement, any other offering material and any documents we incorporate by reference are made pursuant to the Private Securities Litigation Reform Act. Words such as, but not limited to, “believe,” “expect,” “anticipate,” “estimate,” “intend,” “plan,” and similar expressions are intended to identify forward-looking statements. Forward-looking statements include, without limitation, statements regarding our expansion and development plans, cash needs, cash reserves, liquidity, operating and capital expenses, financing options, expense reductions, operating results, insurance recoveries and pending regulatory matters. Although we believe our plans, intentions and expectations reflected in or suggested by these forward-looking statements are reasonable, we cannot assure you that we will achieve or realize these plans, intentions or expectations, and actual results may differ materially from those that might be anticipated from forward-looking statements. This can occur as a result of inaccurate assumptions or as a consequence of known or unknown risks and uncertainties. Factors that may cause our actual performance to differ materially from that contemplated by such forward-looking statements include, among others:

•	the gaming industry is very competitive, and increased competition, including by Native American gaming facilities, could adversely affect our profitability;

•	our substantial development obligations in connection with the St. Louis projects and other capital-intensive projects could strain our financial resources and might not provide for a sufficient return, if any;

•	many factors could prevent us from completing our construction and development projects as planned, including the escalation of construction costs beyond increments anticipated in our construction budgets;

•	our present indebtedness and projected future borrowings could have adverse consequences to us; future cash flows may not be sufficient to meet our obligations and we might have difficulty obtaining additional financing; we may experience adverse effects due to interest rate and exchange rate fluctuations;

•	the terms of our credit facility and the indentures governing our subordinated indebtedness impose operating and financial restrictions on us;

•	issues could arise with respect to our insurance policies that could affect our timely recovery of insurance proceeds associated with recent hurricane damage and related business interruption;

•	because of the closure of Casino Magic Biloxi, we have suffered a loss of operating revenues from that facility; changes in the local gaming market could adversely affect our operations in Biloxi if we decide to build a replacement facility;

•	damage and closures caused by Hurricanes Katrina and Rita in the New Orleans and Lake Charles areas make our future operating results at Boomtown New Orleans and L’Auberge du Lac less predictable;

•	we operate in a highly taxed industry and may be subject to higher taxes in the future;

•	we could lose the right to pursue the St. Louis City and St. Louis County projects if we fail to meet the conditions imposed by the Missouri Gaming Commission;

•	our industry is highly regulated, which makes us dependent on obtaining and maintaining gaming licenses and subjects us to potentially significant fines and penalties;

•	potential changes in the regulatory environment could harm our business;

•	the concentration and evolution of the slot machine manufacturing industry could impose additional costs on us;

•	adverse weather conditions, highway construction, gasoline shortages, and other factors affecting our facilities and the areas in which we operate could make it more difficult for potential customers to travel to our properties and deter customers from visiting our properties;

•	our results of operations and financial condition could be materially adversely affected by the occurrence of natural disasters, such as hurricanes, or other catastrophic events, including war and terrorism;

•	the loss of management and other key personnel could significantly harm our business;

•	we experience seasonal fluctuations that significantly impact our quarterly operating results;

•	we are subject to litigation which, if adversely determined, could cause us to incur substantial losses;

•	we face environmental and archaeological regulation of our real estate; and

•	slowdowns in the economy and other factors affecting discretionary consumer spending may harm our operating results.

In addition, these statements could be affected by general domestic and international economic and political conditions, uncertainty as to the future direction of the economy and vulnerability of the economy to domestic or international incidents, as well as market conditions in our industry.

We caution the reader that the factors described above may not be exhaustive. We operate in a continually changing business environment, and new risk factors emerge from time to time. Management cannot predict such new risk factors, nor can it assess the impact, if any, of such new risk factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those projected in any forward-looking statements. We undertake no obligation to publicly update or revise these forward-looking statements, whether as a result of new information, future events or otherwise.

MARKET DATA

We use market and industry data throughout this prospectus, the applicable prospectus supplement, other offering material and the documents incorporated by reference herein that we have obtained from market research, publicly available information and industry publications. These sources generally state that the information that they provide has been obtained from sources believed to be reliable, but that the accuracy and completeness of such information is not guaranteed. The market and industry data is often based on industry surveys and the preparers’ experience in the industry. Similarly, although we believe that the surveys and market research that others have performed are reliable, we have not independently verified this information.

v

THE COMPANY

We are a rapidly growing, diversified, multi-jurisdictional owner and operator of gaming entertainment facilities. We own and operate casinos in Nevada, Louisiana, Indiana and Argentina, and own a hotel in Missouri. In May 2005, we opened L’Auberge du Lac, a casino resort which we believe is the premier casino in the Lake Charles, Louisiana area. Additionally, we have begun construction of a major casino hotel in downtown St. Louis, Missouri, just north of the famed Gateway Arch. We have also begun site preparation for a second casino in the St. Louis metropolitan area on 54 acres in the community of Lemay, approximately 10 miles south of downtown St. Louis. Internationally, we opened our replacement casino in Neuquen, Argentina in July 2005, which is significantly larger and of higher quality than its predecessor leased facility; have been licensed to operate a small casino in the Bahamas; and have filed two applications for licenses in Chile. In December 2005, we filed a gaming license application in Pennsylvania seeking one of two available gaming licenses to operate a slot-only casino in Philadelphia. We also receive lease income from two card clubs in southern California. In addition, we continue to own and lease land in Biloxi, Mississippi, where we previously operated a casino hotel known as Casino Magic. Hurricane Katrina caused extensive damage at this facility, most of which we believe to be covered by insurance. We also have business interruption insurance related to Casino Magic Biloxi. We are not obligated to rebuild the Biloxi facility in order to obtain the insurance recovery. Management is actively examining whether to exploit the opportunities in Biloxi for building a replacement facility. Among the factors that management intends to take into consideration are the competitive and regulatory environment, the reconstruction progress of the region, and our available resources at the time.

We were incorporated in the State of Delaware in 1981 as the successor to a business that started in 1938. Our executive offices are located at 3800 Howard Hughes Parkway, Las Vegas, Nevada 89109 and our telephone number is (702) 784-7777.

RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth the unaudited consolidated ratio of earnings to fixed charges for the periods shown:

	Year Ended December 31,						Nine Months Ended September 30,
	2004		2003	2002	2001	2000	2005	2004
Ratio of earnings to fixed charges (1)	1.21x	(2)	—	—	—	2.94x	—	1.60x	(2)

(1)	In computing the ratio of earnings to fixed charges: (i) earnings were calculated from income from continuing operations, before income taxes and fixed charges, and excluding capitalized interest; and (ii) fixed charges were computed from interest expense, amortization of debt issuance costs, capitalized interest, and the estimated interest included in rental expense. Earnings were insufficient to cover fixed charges by $36.1 million, $19.9 million, $51.0 million and $24.0 million for the years ended December 31, 2003, 2002 and 2001 and for the nine months ended September 30, 2005, respectively.
(2)	Includes a material gain on the sale of surplus real estate in 2004.

USE OF PROCEEDS

Unless indicated otherwise in the applicable prospectus supplement or other offering material, we expect to use the net proceeds from the sale of our securities for our operations and for other general corporate purposes, including, but not limited to, capital expenditures (including for new development projects), repayment or refinancing of borrowings, working capital, investments, acquisitions and the repurchase of our common stock. Additional information on the use of net proceeds from the sale of securities offered by this prospectus may be set forth in the applicable prospectus supplement or other offering material relating to such offering. If net proceeds from a specific offering will be used to repay indebtedness, the applicable prospectus supplement or other offering material will describe the relevant terms of the debt to be repaid.

DESCRIPTION OF DEBT SECURITIES AND GUARANTEES OF DEBT SECURITIES

The debt securities we may offer pursuant to this prospectus will be senior, senior subordinated or subordinated debt of Pinnacle Entertainment, Inc.

The debt securities will be issued under one or more indentures, each dated as of a date on or before the issuance of the debt securities to which it relates and in one of the forms filed as an exhibit to the registration statement (including amendments to such registration statement) of which this prospectus is a part, subject to any amendments or supplements to such indentures as we may adopt from time to time. Each indenture will be entered into between us, as obligor, a trustee chosen by us and qualified to act as a trustee under the Trust Indenture Act of 1939, and any of our subsidiaries which guarantee our obligations under the indenture.

The forms of indentures filed as exhibits to the registration statement of which this prospectus is a part include a form of senior indenture under which one or more series of senior debt securities may be issued, a form of senior subordinated indenture under which one or more series of senior subordinated debt securities may be issued, and a form of subordinated indenture under which one or more series of subordinated debt securities may be issued, subject to any amendments or supplements to such indentures as we may adopt from time to time, which forms are incorporated by reference into this prospectus. We use the term “indentures” to refer to the senior indenture, the senior subordinated indenture and the subordinated indenture and any other indentures we may file as exhibits to (or incorporate by reference in) the registration statement (including amendments to such registration statement) of which this prospectus is a part. You should read the indentures because they will control your rights as a holder of debt securities. The terms of the indenture will also be governed by the Trust Indenture Act. You should refer to the applicable indenture for more specific information.

In addition, we may issue additional unsecured 8.25% senior subordinated notes due 2012 and additional unsecured 8.75% senior subordinated notes due 2013, of which $300.0 million and $135.0 million in aggregate principal amount were outstanding as of September 30, 2005, respectively. The indentures governing the 8.25% notes and the 8.75% notes have been previously filed with the SEC and are incorporated by reference as exhibits to the registration statement of which this prospectus is a part and incorporated by reference into this prospectus.

The forms of indentures are or will be filed as exhibits to the registration statement (including amendments to such registration statement) of which this prospectus forms a part. The statements and descriptions in this prospectus, in any prospectus supplement or in any other offering material regarding provisions of the indentures and debt securities are summaries thereof, do not purport to be complete and are subject to, and are qualified in their entirety by reference to, all of the provisions of the indentures (and any amendments or supplements we may enter into from time to time which are permitted under each indenture) and the debt securities, including the definitions therein of certain terms.

We use the term “trustee” to refer to the trustee or trustees under any of the indentures we may enter into.

General

Unless otherwise specified in a prospectus supplement, the debt securities will be our direct unsecured obligations. The senior debt securities will rank equally with each other and with all of our other senior and unsubordinated debt. Unless otherwise specified in a prospectus supplement, the senior debt securities will effectively be subordinated to our secured indebtedness, including amounts we have borrowed under any secured or revolving term credit facility, such as our credit facility. The senior subordinated debt securities will be subordinate and junior in right of payment, as more fully described in an indenture and in any applicable supplement to the indenture, to the senior indebtedness designated in such indenture or supplemental indenture, and will rank equally with our other senior subordinated indebtedness, including, as of September 30, 2005, $300.0 million principal amount of our unsecured 8.25% senior subordinated notes due 2012 and $135.0 million principal amount of our unsecured 8.75% senior subordinated notes due 2013. The subordinated debt securities will be subordinate and junior in right of payment, as more fully described in an indenture and in any applicable supplement to the indenture, to all of our senior and senior subordinated indebtedness designated in such indenture or supplemental indenture. All these debt securities will be effectively subordinate and junior to the liabilities of our subsidiaries, except to the extent of any guarantees (and the ranking thereof) of such debt securities given by our subsidiaries.

We will include in a supplement to this prospectus the specific terms of each series of the debt securities being offered, including whether the debt securities of the series are convertible or exchangeable into other debt or equity securities and, if so, the terms and conditions upon which such conversion or exchange will be effected, and whether the debt securities will be secured including any provisions relating to the security provided. When we refer to “Pinnacle Entertainment,” “we,” “us,” or “our” in this section or when we otherwise refer to ourselves in this section, we mean only Pinnacle Entertainment, Inc. and not to any of our subsidiaries.

Guarantees

Debt securities may be guaranteed by one or more of our subsidiaries, if so provided in the applicable prospectus supplement or other offering material. The prospectus supplement or other offering material will describe the terms of any guarantees, including, among other things, the ranking of the guarantee, the method for determining the identity of the guarantors and the conditions under which guarantees will be added or released. Any guarantees will be joint and several obligations of the guarantors. The obligations of each guarantor under its guarantee will be limited as necessary to prevent the guarantee from constituting a fraudulent conveyance or fraudulent transfer under applicable law.

Mandatory Disposition Pursuant to Gaming Laws

The indentures provide that each holder and beneficial owner, by accepting any of the debt securities subject thereto, shall be deemed to have agreed that if the gaming authority of any jurisdiction of which we or any of our subsidiaries conducts or proposes to conduct gaming, requires that a person who is a holder or the beneficial owner of the debt securities (or an affiliate thereof) be licensed, qualified or found suitable under applicable gaming laws, such holder or beneficial owner (or an affiliate thereof), as the case may be, shall apply for a license, qualification or a finding of suitability within the required time period. If such person fails to apply for a license, qualification or a finding of suitability within 30 days (or such shorter period as may be required by the applicable gaming authority) or is denied such license or qualification or is not found suitable, we shall have the right, at our option:

•	to require such person to dispose of its debt securities or beneficial interest therein within 30 days (or such earlier date as may be required by the applicable gaming authority) of receipt of notice or finding by such gaming authority; or

•	to redeem such debt securities at a redemption price equal to the least of (i) 100% of the principal amount thereof or the price at which such person acquired such debt securities, plus in either case accrued and unpaid interest, if any, to the earlier of the date of redemption or the date of the denial of license or qualification or of finding of unsuitability, which may be less than 30 days following the notice of redemption if so requested or prescribed by the applicable gaming authority or (ii) such lesser amount as may be required by any gaming authority.

Immediately upon a determination by a gaming authority that a holder or beneficial owner of debt securities (or affiliate thereof) will not be licensed, qualified or found suitable or is denied a license, qualification or finding of suitability, the holder or beneficial owner will not have any further rights with respect to the debt securities: (i) to exercise, directly or indirectly, through any person, any right conferred by the debt securities or (ii) receive any interest or any other distribution or payment with respect to the debt securities, or any remuneration in any form from us for services rendered or otherwise, except the redemption price of the debt securities.

We shall notify the trustee in writing of any such redemption as soon as practicable. We shall not be responsible for any costs or expenses any such holder may incur in connection with its application for a license, qualification or a finding of suitability.

DESCRIPTION OF PREFERRED STOCK

Our certificate of incorporation permits us to issue, without prior permission from our stockholders, up to 250,000 shares of our $1.00 par value preferred stock. As of September 30, 2005, none of our preferred stock was issued and outstanding.

Our board of directors may, without further action of the stockholders, issue undesignated preferred stock in one or more classes or series, with the number of shares of each series and the rights, preferences and limitations of each series to be determined by it. Any undesignated preferred stock issued by us may:

•	rank prior to our common stock as to dividend rights, liquidation preference or both;

•	have full or limited voting rights; and

•	be convertible into shares of common stock or other securities.

We will describe in a supplement to this prospectus the specific terms of a particular series of preferred stock being offered. These terms may include some or all of the following:

•	the maximum number of shares in the series;

•	the designation of the series;

•	the number of shares we are offering;

•	any liquidation preference per share;

•	the initial offering price per share;

•	any voting rights of the series;

•	any dividend rights and the specific terms relating to these dividend rights, including the applicable dividend rate, if any, on the shares of such series, the conditions and dates upon which such dividends will be payable, the preference or relation which such dividends will bear to the dividends payable on any other class or classes or on any other series of capital stock, and whether such dividends will be cumulative or non-cumulative;

•	our right, if any, to defer payment of dividends and the maximum length of any such deferral period;

•	whether the shares of such series will be redeemable and, if so, the times, prices and other terms and conditions of such redemption;

•	the relative ranking and the rights of the holders of shares of such series as to dividends and upon the liquidation, dissolution or winding up of our company;

•	whether or not the shares of such series will be subject to the operation of a retirement or sinking fund and, if so, the extent to and manner in which any such retirement or sinking fund shall be applied to the purchase or redemption of the shares of such series for retirement or to other corporate purposes and the terms and provisions relative to the operation thereof;

•	whether or not the shares of such series shall be convertible into, or exchangeable for, (a) our debt securities, (b) shares of any other class or classes of stock of our company, or of any other series of the same or different class of stock, or (c) shares of any class or series of stock of any other corporation, and if so convertible or exchangeable, the price or prices or the rate or rates of conversion or exchange and the method, if any, of adjusting the same;

•	while any shares of such series are outstanding, the limitations and restrictions, if any, upon the payment of dividends or making of other distributions on, and upon the purchase, redemption or other acquisition by our company of, our common stock, or any other class or classes of stock of our company ranking junior to the shares of such series either as to dividends or upon liquidation;

•	the conditions or restrictions, if any, upon the creation of indebtedness of our company or upon the issue of any additional stock, including additional shares of such series or of any other series or of any other class, ranking on a parity with or prior to the shares of such series as to dividends or distribution of assets on liquidation, dissolution or winding up;

•	whether fractional interests in shares of the series will be offered in the form of depositary shares as described below under “—Depositary Shares;”

•	restrictions on transfer, sale or other assignment, if any;

•	any other preference or provision and relative, participating, optional or other special rights or qualifications, limitations or restrictions thereof; and

•	our ability to modify the rights of holders otherwise than by a vote of a majority or more of the series outstanding.

The preferred stock will, when issued, be fully paid and non-assessable.

Any issuance of shares of preferred stock, or the issuance of rights to purchase preferred shares, may have the effect of delaying, deferring or preventing a change of control in our company or an unsolicited acquisition proposal. For a description of the provisions of our certificate of incorporation and bylaws that could have an effect of delaying, deferring or preventing a change in control of our company and that would operate only with respect to an extraordinary corporate transaction involving us (or any of our subsidiaries), see the description in this prospectus under the heading “Certain Provisions of our Certificate of Incorporation, Bylaws and Statutes.”

The issuance of preferred stock also could decrease the amount of earnings and assets available for distribution to the holders of common stock or could adversely affect the rights and powers, including voting rights, of the holders of common stock.

DEPOSITARY SHARES

We may, at our option, elect to offer fractional shares of preferred stock or other equity stock, rather than full shares of preferred stock or such other equity stock. In the event we exercise this option, we will issue receipts for depositary shares, each of which will represent a fraction, to be described in an applicable prospectus supplement, of a share of a particular series of preferred stock or other equity stock. The preferred stock or other equity stock represented by depositary shares will be deposited under a deposit agreement between us and a bank or trust company selected by us and having its principal office in the United States and having a combined capital and surplus of at least $50,000,000. Subject to the terms of the deposit agreement, each owner of a depositary share will be entitled, in proportion to the applicable preferred stock or other equity stock or fraction thereof represented by the depositary share, to all of the rights and preferences of the preferred stock or other equity stock represented thereby, including any dividend, voting, redemption, conversion or liquidation rights. For an additional description of our common stock and preferred stock, see the descriptions in this prospectus under the headings “Description of Common Stock” and “Description of Preferred Stock,” respectively.

The depositary shares will be evidenced by depositary receipts issued pursuant to the deposit agreement. The particular terms of the depositary shares offered by any prospectus supplement will be described in the prospectus supplement, which will also include a discussion of certain U.S. federal income tax consequences.

A copy of the form of deposit agreement, including the form of depositary receipt, will be included as an exhibit to the registration statement of which this prospectus is a part.

DESCRIPTION OF COMMON STOCK

Our authorized common stock consists of 100,000,000 shares of common stock, par value $.10 per share. As of December 20, 2005, 40,969,088 shares of common stock were issued and outstanding (excluding treasury shares) and held of record by approximately 2,628 stockholders. The following description of our common stock and provisions of our certificate of incorporation and bylaws are only summaries, and we encourage you to review complete copies of our certificate of incorporation and bylaws, which we have previously filed with the SEC. For more information regarding the common stock which may be offered by this prospectus, please refer to the applicable prospectus supplement, other offering material, our certificate of incorporation, which is incorporated by reference as an exhibit to the registration statement of which this prospectus forms a part, and, if applicable, any certificate of designations establishing a series of preferred stock, which will be filed with the SEC as an exhibit to or incorporated by reference into the registration statement on or about the time of issuance of that series of preferred stock.

The holders of our common stock are entitled to one vote for each share of the common stock on all matters voted on by such stockholders, including elections of directors and, except as otherwise required by law or provided in any resolution adopted by our board of directors with respect to any series of preferred stock, the holders of the common stock exclusively possess all voting power. Subject to any preferential rights of any outstanding series of preferred stock designated by the board of directors from time to time, the holders of the common stock are entitled to dividends from the funds legally available therefor, and upon liquidation are entitled to receive pro rata all of our assets available for distribution to such holders after distribution in full of the preferential amount to be distributed to holders of shares of preferred stock. All outstanding shares of the common stock are validly issued, fully paid and nonassessable. The common stock has no preemptive or conversion rights or other subscription rights and there are no sinking fund or, except as described in this prospectus under the heading “Certain Provisions of our Certificate of Incorporation, Bylaws and Statutes,” redemption provisions applicable to the common stock. For a description of the provisions of our certificate of incorporation and bylaws that could have an effect of delaying, deferring or preventing a change in control of us and that would operate only with respect to an extraordinary corporate transaction involving us (or any of our subsidiaries), see the description in this prospectus under the heading “Certain Provisions of our Certificate of Incorporation, Bylaws and Statutes.”

The rights and privileges of our common stock may be subordinate to the rights and preferences of any of our preferred stock.

In the event that we adopt a stockholder protection rights plan or similar plan that involves the distribution to stockholders of rights under such a plan, any common stock we offer would also include any associated rights under such a plan (subject to the terms and conditions of any such plan).

Our common stock is traded on the New York Stock Exchange under the symbol “PNK”.

The transfer agent and registrar for our common stock is American Stock Transfer & Trust Company.

DESCRIPTION OF WARRANTS

We may issue warrants for the purchase of our common stock, preferred stock, depositary shares and/or debt securities in one or more series. Warrants may be issued independently or together with any common stock, preferred stock, depositary shares and/or debt securities offered by any prospectus supplement and may be attached to or separate from those securities. Each warrant will entitle the holder to purchase for cash a number of shares of common stock, preferred stock or depositary shares and/or the principal amount of debt securities at the exercise price as will in each case be described in, or can be determined from, the applicable prospectus supplement relating to the offered warrants. Each series of warrants will be issued under separate warrant agreements to be entered into between us and a bank or trust company, as warrant agent. You should read the particular terms of the warrants, which will be described in more detail in the applicable prospectus supplement. The particular terms of any warrants offered by any prospectus supplement, and the extent to which the general provisions summarized below may apply to the offered securities, will be described in the prospectus supplement.

As of September 30, 2005, there were no warrants outstanding to purchase our securities.

The applicable prospectus supplement will describe the terms of the warrants we offer, the warrant agreement relating to the warrants and the certificates representing the warrants, including, to the extent applicable:

•	the title and aggregate number of the warrants;

•	the offering price;

•	the currency or currencies, including composite currencies or currency units, in which the price of the warrants may be payable;

•	the number of shares of common stock or preferred stock or depositary shares purchasable upon the exercise of a warrant;

•	the exercise price or manner of determining the exercise price, the manner in which the exercise price may be paid, including the currency or currency units in which the price may be payable, and any minimum number of warrants exercisable at one time;

•	if warrants for purchase of debt securities are offered, the principal amount of the series of debt securities that can be purchased if a holder exercises a warrant and the price at which and currencies in which such principal amount may be purchased upon exercise;

•	if warrants for the purchase of common stock, preferred stock or depositary shares are offered, the total number of shares that can be purchased if a holder of the warrants exercises them and, in the case of warrants for preferred stock or depositary shares, the designation, total number and terms of the series of preferred stock that can be purchased upon exercise or that are underlying the depositary shares that can be purchased on exercise;

•	the designation and terms of any series of preferred stock or depositary shares with which the warrants are being offered and the number of warrants being offered with each share of common stock, preferred stock or depositary share;

•	when the warrants become exercisable and the expiration date;

•	the terms of any right of ours to redeem or call the warrants;

•	the terms of any right of ours to accelerate the exercisability of the warrants;

•	where the warrant certificates may be transferred and exchanged;

•	whether the warrants are to be issued with common stock or debt securities and, if so, the number and terms of any such offered securities;

•	the date, if any, on and after which the warrants and the related shares of common stock or debt securities will be separately transferable;

•	United States federal income tax consequences applicable to the warrants; and

•	any other terms of the warrants, including terms, procedures and limitations relating to exchange and exercise of the warrants.

DESCRIPTION OF PURCHASE CONTRACTS

We may issue purchase contracts obligating holders to purchase from us, and us to sell to the holders, our securities at a future date or dates. The purchase contracts may require us to make periodic payments to the holders of purchase contracts. These payments may be unsecured or prefunded on a basis to be specified in the prospectus supplement relating to the purchase contracts.

The applicable prospectus supplement will describe the terms of any purchase contract. The purchase contracts will be issued pursuant to documents to be issued by us. You should read the particular terms of the documents, which will be described in more detail in the applicable prospectus supplement.

DESCRIPTION OF UNITS

We may issue units consisting of one or more purchase contracts, warrants, debt securities, shares of preferred stock, shares of common stock or any combination of such securities. The applicable prospectus supplement will describe: the terms of the units and of the securities comprising the units, including whether and under what circumstances the securities comprising the units may be traded separately. You should read the particular terms of the documents pursuant to which the units would be issued, which will be described in more detail in the applicable prospectus supplement.

CERTAIN PROVISIONS OF OUR CERTIFICATE OF INCORPORATION, BYLAWS AND STATUTES

Possible Antitakeover Effect of Certain Statutory, Charter and Bylaw Provisions

The provisions of Delaware law, and of our certificate of incorporation and bylaws, may have the effect of delaying, deferring or discouraging another person from acquiring control of our company, including takeover attempts that might result in a premium over the market price for the shares of common stock and our other securities.

Section 203 of the Delaware General Corporation Law

We are subject to the provisions of Section 203 of the Delaware General Corporation Law. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years after the date of the transaction in which the person became an interested stockholder, unless:

•	before the time that the person became an interested stockholder, the board of directors approved either the business combination or the transaction that resulted in the person becoming an interested stockholder;

•	upon consummation of the transaction which resulted in that person becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding, for purposes of determining the number of shares outstanding, shares owned by certain directors or certain employee stock plans; or

•	at or after the time that the person became an interested stockholder, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders by the affirmative vote of at least 66- 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

Generally, a “business combination” includes a merger, asset sale or other transaction resulting in a financial benefit to the stockholder. In general, an “interested stockholder” is a person who, together with affiliates and associates, either owns 15% or more of our outstanding voting stock or within three prior years did own 15% or more of our outstanding voting stock. The statute could have the effect of delaying, deferring or preventing a change in control of our company.

Certificate of Incorporation and Bylaw Provisions

Our certificate of incorporation authorizes our board of directors to designate and issue, without stockholder approval, preferred stock with such terms as our board may determine. This ability to issue what is commonly referred to as “blank check” preferred stock, or rights to acquire preferred stock, may have the effect of delaying, deferring or preventing a change of control of our company or an unsolicited acquisition proposal.

Under our bylaws, any vacancy on our board of directors, however occurring, including a vacancy resulting from an enlargement of our board, may only be filled by vote of a majority of our directors then in office, even if less than a quorum. The limitations on the filling of vacancies could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from attempting to acquire, control of our company .

Our bylaws provide that special meetings of the stockholders may only be called by the chairman of the board of directors or by a majority of the board of directors. Our bylaws further provide that stockholders at an annual meeting may only consider proposals or nominations specified in the notice of meeting or brought before the meeting by or at the direction of the board or by a stockholder who was a stockholder of record on the record date for the meeting, who is entitled to vote at the meeting and who has given to our corporate secretary timely written notice, in proper form, of the stockholder’s intention to bring that proposal or nomination before the meeting. Although our bylaws do not give the board of directors the power to approve or disapprove stockholder nominations of candidates or proposals regarding other business to be conducted at an annual meeting, our bylaws may have the effect of precluding the consideration of some business at a meeting if the proper procedures are not followed or may discourage or deter a potential acquiror from conducting a solicitation of proxies to elect its own slate of directors or otherwise attempting to obtain control of our company.

The Delaware corporate law provides generally that the affirmative vote of a majority of the shares entitled to vote on any matter is required to amend a corporation’s certificate of incorporation or bylaws or to approve mergers, consolidations or the sale of all or substantially all its assets, unless a corporation’s certificate of incorporation or bylaws, as the case may be, requires a greater percentage. Our bylaws may be amended or repealed by a majority vote of the board of directors, subject to any limitations set forth in the bylaws, and may also be amended by the stockholders by the affirmative vote of the holders of at least two-thirds of the outstanding voting power of our capital stock issued and outstanding and entitled to vote generally in the election of directors. The two-thirds stockholder vote would be in addition to any separate class vote that might in the future be required pursuant to the terms of any series of preferred stock that might be outstanding at the time any of these amendments are submitted to stockholders.

These and other provisions contained in our certificate of incorporation and bylaws could delay or discourage transactions involving an actual or potential change in control of us or our management, including transactions in which stockholders might otherwise receive a premium for their shares over then current prices. Such provisions could also limit the ability of stockholders to remove current management or approve transactions that stockholders may deem to be in their best interests and could adversely affect the price of our common stock.

Charter Provisions Containing Gaming Suitability Requirements

In addition to the foregoing, our certificate of incorporation requires that if a person owns or controls our securities or the securities of our affiliated companies and is determined by a gaming authority to be unsuitable to own or control such securities or in the sole discretion of our board of directors is deemed likely to jeopardize our right to conduct gaming activities in any of the jurisdictions in which we conduct or intend to conduct gaming activities, we may redeem, and if required by a gaming authority shall redeem, such person’s securities to the extent required by the government gaming authority or deemed necessary or advisable by us.

If a gaming authority requires us, or if we deem it necessary or advisable, to redeem such securities, we will serve notice on the holder who holds securities subject to redemption and will call for the redemption of the securities of such holder at a redemption price equal to that required to be paid by the gaming authority making the finding of unsuitability, or if such gaming authority does not require a certain price per share to be paid, a sum deemed reasonable by us, which in our discretion may be the original purchase price, the then current trading price of the securities or another price we determine. The redemption price may be paid in cash, by promissory note, or both, as required by the applicable gaming authority and, if not so required, as we elect. Unless the gaming authority requires otherwise, the redemption price will in no event exceed:

(1) the closing sales price of the securities on the national securities exchange on which such shares are then listed on the date the notice of redemption is delivered to the person who has been determined to be unsuitable, or

(2) if such shares are not then listed for trading on any national securities exchange, then the closing sales price of such shares as quoted in the NASDAQ National Market System, or

(3) if the shares are not then so quoted, then the mean between the representative bid and the ask price as quoted by NASDAQ or another generally recognized reporting system.

Beginning on the date that a gaming authority serves notice of a determination of unsuitability or the loss or threatened loss of a gaming license upon us, and until the securities owned or controlled by the unsuitable person are owned or controlled by persons found by such gaming authority to be suitable to own them, it shall be unlawful for the unsuitable person or any affiliate of such person (i) to receive any dividend, payment, distribution or interest with regard to the securities, (ii) to exercise, directly or indirectly or through any proxy, trustee, or nominee, any voting or other right conferred by such securities, and such securities shall not for any purposes be included in our securities entitled to vote, or (iii) to receive any remuneration in any form from the corporation or an affiliated company for services rendered or otherwise.

From and after the date of redemption, such securities will no longer be deemed to be outstanding and all rights of the person who was determined to be unsuitable, other than the right to receive the redemption price, will cease. Such person shall surrender the certificates for any securities to be redeemed in accordance with the requirements of the redemption notice.

The foregoing is not a complete summary of all of the suitability requirements and other gaming law requirements contained in our certificate of incorporation. Please refer to the complete text of our certificate of incorporation filed as an exhibit to the registration statement of which this prospectus is a part.

For information on certain restrictions on ownership and transfer of our securities imposed by gaming regulations, see the description in this prospectus under the heading “Certain Restrictions on Ownership and Transfer of Our Securities Under Gaming Regulations.”

Limitations of Liability and Indemnification of Directors and Officers

Our certificate of incorporation limits the liability of directors to us and our stockholders. Specifically, a director will not be personally liable for monetary damages for breach of fiduciary duty as a director, except for liability:

•	for any breach of the director’s duty of loyalty to us or our stockholders;

•	for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of the law;

•	under Section 174 of the Delaware General Corporation Law, which concerns unlawful payments of dividends, stock purchases or redemptions; or

•	for any transaction from which the director derived an improper personal benefit.

Our certificate of incorporation provides that we will indemnify our officers and directors to the fullest extent permitted by the Delaware General Corporation Law, and our restated bylaws provide that we will indemnify and advance expenses to our officers and directors to the fullest extent permitted by the Delaware General Corporation Law, as it now exists or may in the future be amended, against all expenses and liabilities reasonably incurred in connection with their service for or on behalf of our company. We believe that these provisions will assist us in attracting and retaining qualified individuals to serve as directors and officers.

CERTAIN RESTRICTIONS ON OWNERSHIP AND TRANSFER

OF OUR SECURITIES UNDER GAMING REGULATIONS

We are subject to extensive governmental regulations that relate to our current or future gaming operations and that impose certain restrictions on the ownership and transfer of our securities. Ownership and transfer of our securities could be subjected at any time to additional or more restrictive regulations, including regulations in applicable jurisdictions where there are no current restrictions on the ownership and transfer of our securities or in new jurisdictions where we may conduct our operations in the future. A detailed description of such regulations, including requirements under gaming laws of the jurisdictions in which we operate, can be found in the reports we file with the SEC and is incorporated by reference into this prospectus.

LEGAL MATTERS

Unless otherwise specified in a prospectus supplement, the validity of any securities issued hereunder will be passed upon for our company by Irell & Manella LLP, Los Angeles, California.

EXPERTS

The consolidated financial statements, the related financial statement schedule, and management’s report on the effectiveness of internal control over financial reporting incorporated in this prospectus by reference from the Pinnacle Entertainment, Inc. Annual Report on Form 10-K for the year ended December 31, 2004 have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports (which reports (1) express an unqualified opinion on the consolidated financial statements and financial statement schedule and include an explanatory paragraph relating to Pinnacle Entertainment, Inc.’s change in accounting for goodwill and other intangible assets to conform to the Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets, (2) express an unqualified opinion on management’s assessment regarding the effectiveness of internal control over financial reporting, and (3) express an unqualified opinion on the effectiveness of internal control over financial reporting), which are incorporated herein by reference, and have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

10,000,000 Shares

Common Stock

PROSPECTUS SUPPLEMENT

January 11, 2007

Joint Book-Running Managers

Bear, Stearns & Co. Inc.

Lehman Brothers

Lead Manager

Deutsche Bank Securities

Co-Managers

JPMorgan

Merrill Lynch & Co.

Banc of America Securities LLC

Wachovia Securities